Exhibit 99.3

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) should be read in conjunction with the audited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the year ended December 31, 2012. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available under Turquoise Hill’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 52.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 34.

The effective date of this MD&A is March 25, 2013.

OVERVIEW

TURQUOISE HILL ANNOUNCES 2012 FINANCIAL RESULTS

AND REVIEW OF OPERATIONS

HIGHLIGHTS

—	Following the signing of the binding power purchase agreement in November 2012, electrical transmission lines to Oyu Tolgoi were energized and operational.

—	Phase-one construction at Oyu Tolgoi reached 99% completion at the end of 2012.

—	Underground lateral development continued during Q4’12 with approximately 1,500 metres achieved by the end of 2012.

—	Construction of the concentrator was completed in Q4’12 and a commissioning ceremony was held on December 27, 2012. First ore was fed into the semi-autogenous grinding mill on January 2, 2013.

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First concentrate was produced at Oyu Tolgoi on January 31, 2013, and commencement of commercial production is expected by the end of June 2013 subject to the resolution of the issues being discussed with the Mongolian Government.

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Turquoise Hill and Rio Tinto continue to have productive discussions with the Mongolian Government on a range of issues related to the implementation of the Investment Agreement and all parties have agreed to continue discussions with a goal of resolving matters in the near term.

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Project financing for Oyu Tolgoi continues to progress with the boards of the European Bank of Reconstruction and Development and the International Finance Corporation approving their respective participation in late February. Bids have been received from a number of banks that would allow the Company to achieve its project financing target and discussions are ongoing with the lenders to finalize the terms of those offers.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

—	Turquoise Hill anticipates the closing of final binding documentation and project financing funding to occur in the first half of 2013.

—	On March 25, 2013, Turquoise Hill filed an updated Oyu Tolgoi Technical Report.

—	As of the end of December 2012, the Oyu Tolgoi mine had a workforce of approximately 13,000, which included over 11,000 Mongolians.

—	Operations at SouthGobi’s Ovoot Tolgoi mine resumed on March 22, 2013 after being curtailed during the second half of 2012.

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Following the commencement of production in February 2012, Ivanhoe Australia’s Osborne operations produced more than 50,000 tonnes of copper-gold concentrate and completed four concentrate shipments by the end of 2012.

—	Turquoise Hill’s consolidated cash position was $1.2 billion at December 31, 2012 and approximately $710 million at March 25, 2013.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

INDEX

The MD&A is comprised of the following sections:

1.	Selected Annual Financial Information

2.	Review of Operations

A.	Core Interests and Activities

i. ii. iii. iv. v.	Mongolia – Oyu Tolgoi Mongolia – SouthGobi Australia – Ivanhoe Australia Kazakhstan – Altynalmas Other Exploration

B.	Corporate Activities

C.	Discontinued Operations

D.	Administrative and Other

3.	Selected Quarterly Data

4.	Fourth Quarter

5.	Liquidity and Capital Resources

6.	Share Capital

7.	Outlook

8.	Off-Balance-Sheet Arrangements

9.	Contractual Obligations

10.	Changes in Accounting Policies

11.	Critical Accounting Estimates

12.	Recent Accounting Pronouncements

13.	International Financial Reporting Standards

14.	Risks and Uncertainties

15.	Related-Party Transactions

16.	Disclosure Controls and Procedures

17.	Management’s Report on Internal Control over Financial Reporting

18.	Oversight Role of the Audit Committee

19.	Qualified Person

20.	Cautionary Statements

21.	Forward-Looking Statements and Forward-Looking Information

22.	Management’s Report to Shareholders

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

1. SELECTED ANNUAL FINANCIAL INFORMATION

This selected financial information is in accordance with U.S. GAAP as presented in the annual consolidated financial statements.

($ in millions of U.S. dollars, except per share information)	Years ended December 31,
	2012	2011	2010

Revenue	$133.8	$179.0	$79.8
Cost of sales	(208.1)	(184.8)	(94.8)
Exploration and evaluation	(169.0)	(210.5)	(129.4)
Other operating expenses	(159.9)	(72.1)	(89.2)
General and administrative	(154.5)	(100.8)	(84.4)
Financing costs	(164.4)	-	-
Foreign exchange gains (losses)	7.2	(16.8)	8.7
Change in fair value of derivative	194.7	(432.5)	135.7
Change in fair value of embedded derivatives	39.5	106.5	100.6
Loss on conversion of convertible credit facility	-	-	(154.3)
Gain on settlement of note receivable	-	103.0	-

Net loss from continuing operations attributable to parent	$(434.6)	$(561.3)	$(218.1)
Net (loss) income from discontinued operations attributable to parent	-	(9.1)	6.6

Net loss attributable to parent	$(434.6)	$(570.4)	$(211.5)

Net loss per share from continuing operations attributable to parent	$(0.51)	$(0.75)	$(0.43)
Net income (loss) per share from discontinued operations attributable to parent	-	(0.01)	0.01

Net loss per share attributable to parent	$(0.51)	$(0.76)	$(0.42)

Total assets	$9,084.8	$6,136.8	$3,218.5

Total long-term financial liabilities	$102.5	$599.3	$302.4

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

2. REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on copper, gold and coal mines in Central Asia and the Asia Pacific region. Turquoise Hill’s principal operations at December 31, 2012 included the following:

—	A 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi), whose principal asset is the Oyu Tolgoi copper-gold mine in southern Mongolia.

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A 57.6% interest in SouthGobi Resources Ltd. (SouthGobi), which owns the Ovoot Tolgoi coal mine in southern Mongolia and is conducting exploration and development programs at other Mongolian coal prospects.

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A 57.3% interest in Ivanhoe Australia Limited (Ivanhoe Australia), which is producing copper and gold concentrate at its Osborne processing plant and also is progressing its other projects in the Cloncurry region of Queensland, Australia.

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A 50% interest in Altynalmas Gold Ltd. (Altynalmas), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in northeastern Kazakhstan. On February 13, 2013, Turquoise Hill announced that it had signed a binding agreement to sell its interest in Altynalmas for total cash consideration of $300 million, subject to customary closing conditions, including regulatory approval. The transaction is expected to close in Q2’13.

During 2012, there were significant corporate level changes at the Company:

—	On January 24, 2012, Rio Tinto plc (Rio Tinto) increased its stake in Turquoise Hill to 51.0% from 49.0%.

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On April 17, 2012, Turquoise Hill and Rio Tinto signed a Memorandum of Agreement that established Rio Tinto’s support for a series of funding measures expected to cover the projected capital requirements for the Oyu Tolgoi mine for the next several years.

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The Memorandum of Agreement also contained certain corporate governance and management changes, including changes to the composition of the Company’s board of directors and the appointment of a new senior management team.

—	On June 28, 2012, the Company’s shareholders approved changing the Company’s name from Ivanhoe Mines Ltd. to Turquoise Hill Resources Ltd.

Further details of the corporate changes can be found in “B. Corporate Activities” in this MD&A, commencing on page 19.

In 2012, Turquoise Hill recorded a net loss of $434.6 million ($0.51 per share), compared to a net loss of $570.4 million ($0.76 per share) in 2011, which was a decrease of $135.8 million. Results for 2012 included $133.8 million in revenue; $19.5 million in interest income; $7.2 million in foreign exchange gains; $194.7 million change in the fair value of the derivative on the 2012 rights offering; a $39.5 million change in the fair value of SouthGobi’s embedded derivatives and $146.9 million of net loss attributable to non-controlling interests. These amounts were offset by $208.1 million in cost of sales; $169.0 million in exploration and evaluation expenses; $159.9 million in other operating expenses; $154.5 million in general and administrative expenses; $16.2 million write-down of current assets; $11.9 million in interest expense; $164.4 million in financing costs; and a $32.9 million share of loss of significantly influenced investees.

Turquoise Hill’s cash position, on a consolidated basis at December 31, 2012, was approximately $1.2 billion. As at March 25, 2013, Turquoise Hill’s consolidated cash position was approximately $710 million.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

A.	CORE INTERESTS AND ACTIVITIES

The main activities of Turquoise Hill during 2012 were the ongoing construction and commissioning of the Oyu Tolgoi mining complex, the copper and gold production at Ivanhoe Australia’s Osborne complex and exploration activities concentrated in Australia and Mongolia. Activities at SouthGobi’s Ovoot Tolgoi coal mine were fully curtailed in the second half of 2012 as a result of adverse market conditions.

In 2012, Turquoise Hill capitalized $2.7 billion in additions to property, plant and equipment compared to $3.0 billion in 2011. The majority of the 2012 additions in property, plant and equipment were at the Oyu Tolgoi mine ($2.6 billion).

Exploration and evaluation expenses of $169.0 million in 2012 decreased by $41.5 million from $210.5 million in 2011. Exploration and evaluation expense mainly consists of activities at Ivanhoe Australia (2012: $102.9 million, 2011: $148.0 million), Oyu Tolgoi (2012: $42.2 million, 2011: $15.0 million) and SouthGobi (2012: $8.6 million, 2011: $31.3 million). Ivanhoe Australia reduced its exploration and evaluation expenditures in 2012 as a result of the strategic review it completed during the year. SouthGobi also reduced its exploration and evaluation expenditure as a result of reducing its exploration programs in order to preserve its cash resources.

Other operating expenses of $159.9 million in 2012 increased by $87.8 million from $72.1 million in 2011. Other operating expenses include operational readiness costs, general and administrative expenses of the Company’s subsidiaries and corporate social responsibility expenses. The large increase from 2011 is mainly due to the ramp-up in activities at Oyu Tolgoi as it neared initial production. Oyu Tolgoi operational readiness costs were $87.2 million in 2012, an increase of $71.4 million from $15.8 million in 2011.

MONGOLIA

OYU TOLGOI COPPER-GOLD MINE

The Company owns 66.0% of Oyu Tolgoi at March 25, 2013 (December 31, 2012: 66.0%).

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012, with the first concentrate produced, as part of the commissioning activities, in January 2013.

During 2012, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $2.6 billion, which included development costs (2011: $2.8 billion).

The Oyu Tolgoi mine initially is being developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. In conjunction with the surface activities, a 95,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit, which is expected to commence operations in 2016.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Phase-one construction of the Oyu Tolgoi mine 99% complete at the end of 2012

Construction of the Oyu Tolgoi mine’s first phase of development reached 99% completion at the end of 2012. Total capital invested in the construction of the first phase of the Oyu Tolgoi mine to the end of 2012 was approximately $6.0 billion. The final cost for the phase-one capital project is expected to be approximately $6.2 billion, within 3% of the budget, excluding foreign-exchange exposures.

Major updates for 2012 and Q1’13 include the following:

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The mining and stockpiling of the first open-pit ore began in May 2012 and approximately 9.0 million tonnes of ore was stockpiled at the end of 2012. The primary crusher, overland conveyor and coarse-ore stockpile circuits were commissioned in Q3’12 and 435,000 tonnes of ore had been sent through to the coarse ore storage facility at the end of 2012.

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Following the signing of the binding power purchase agreement with the Inner Mongolian Power Corporation in early November 2012, electrical transmission lines for power to the Oyu Tolgoi mine were energized and operational.

—	Construction of the concentrator was completed in Q4’12 and a commissioning ceremony was held on December 27, 2012. First ore was fed into the semi-autogenous grinding mill on January 2, 2013.

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First concentrate was produced on January 31, 2013. Commencement of commercial production is expected by the end of Q2’13 subject to the resolution of the issues being discussed with the Government of Mongolia.

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Underground lateral development at the Hugo North Deposit was suspended in February 2012 as planned to enable the upgrading of hoisting equipment at Shaft #1. Following completion of the upgrade in Q3’12, underground lateral development was restarted and approximately 1,500 metres of lateral development were achieved from mid-September 2012 to the end of December 2012.

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Construction of Shaft #2 at the Hugo North Deposit is progressing well with the headframe reaching its final height of 96 metres in Q2’12. The headframe and ancillary buildings were 99% complete at the end of Q4’12. Shaft-sinking activities began in December 2011, and the depth of the shaft is now approximately 980 metres below surface, 74% of its final 1,319 metre depth.

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Pre-sinking works for Shaft #5 began in September 2012 and have now been completed. Sinking activity is planned to commence in April 2013. Shaft #5 will provide primary ventilation for underground operations and is expected to have a final depth of 1,195 metres.

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Construction of off-site facilities and infrastructure were behind schedule at the end of Q4’12 due to slower progress in the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border, the diversion of the Undai River and development of the Khanbumbat permanent airport. Road development was impacted by local permitting issues related to modifications associated with Oyu Tolgoi’s environmental commitments. Road work has been suspended for the winter although there should be no impact upon the transporting of concentrate to the border. Work on the river diversion commenced in December 2012; however, progress was also impacted by local permitting issues. The permanent airport work was completed in January 2013 and began operating in February 2013.

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Long-term sales contracts have been signed for 75% of the Oyu Tolgoi mine’s concentrate production in the first three years, while 50% of concentrate production is contracted for ten years (subject to renewals). In addition to the signed contracts, in principle commitments have been made at international terms for up to 25% of the concentrate available for export. These commitments range from three to ten years and are subject to the conclusion of detailed sales contracts.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi concludes power purchase agreement

Turquoise Hill announced on November 5, 2012, that Oyu Tolgoi had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine. The term of this agreement covers the commissioning of the business plus the initial four years of commercial operations.

The Oyu Tolgoi Investment Agreement recognized that the reliable supply of electrical power is critical to the mine. The agreement also confirmed that Turquoise Hill has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after Oyu Tolgoi commences commercial production. The agreement established that a) Turquoise Hill has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply the Oyu Tolgoi mine and b) all of the mine’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production. Turquoise Hill continues to evaluate several options to meet its commitment to sourcing power from within Mongolia, including the development of a dedicated power plant and ownership and funding options to meet this requirement.

Updated technical report released

The 2013 Oyu Tolgoi Technical Report (2013 OTTR), an updated independent technical report on the Oyu Tolgoi Project, prepared by AMC Consultants Pty. Ltd., was released on March 25, 2013. The report updated the Oyu Tolgoi Project’s mineral resources and mineral reserves and is available under Turquoise Hill’s profile on SEDAR at www.sedar.com. A summary of the 2013 OTTR is also available in the Company’s 2012 Annual Information Form filed on SEDAR.

The 2013 OTTR is based on a review of the latest technical, production and cost information prepared by Oyu Tolgoi. The cost estimates will be refined in the feasibility study which Oyu Tolgoi expects to complete in the first half of 2014.

Highlights of the 2013 OTTR include the following:

—

The OTTR revised phase-two capital estimate of $5.1 billion is based on the concentrator operating at its initial capacity of 100,000 tonnes per day and includes an expansion to the back end of the concentrator to process the high grade underground ore. Ore is initially fed from the Southern Oyu open pit mine, which is subsequently displaced with the more valuable Hugo North Lift 1 underground ore.

—	The peak production rate from the underground has increased from 85,000 tonnes per day to 95,000 tonnes per day.

—	The 2013 OTTR excludes the power plant and concentrator expansion to 160,000 tonnes per day outlined in the 2012 Integrated Development and Operations Plan Technical Report (IDOP).

—

A decision to expand the concentrator to also process full production from the open pit mine does not need to be made until 2015. Prior to this decision point, the Company will continue to evaluate and optimize options for resource development.

—	The 100,000 tonne reserve case does not include construction of a power station; capital and operating costs have been adjusted to reflect purchases from a third party Mongolia based power provider.

—	The case supporting the mineral reserve has extended from 27 year to 43 years as concentrator production has been assumed to remain at 100,000 tonnes per day.

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The average cash cost after gold and silver credits for the first ten years of production is $0.89 per pound of copper. The increase relative to the 2012 IDOP ten year average cash cost was primarily a result of incorporating higher third party power costs compared to a dedicated power station. This increase in power

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

costs resulted in a large increase in processing costs and a smaller increase in mining costs. Higher general and administration costs also contribute to the increase in average cash cost.

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Overall, the Company estimates that there has been a 30% increase in the direct capital cost to construct the underground mine. The remainder of the increase in the phase-two capital estimate, after adjusting for scope changes, is primarily driven by an increase in contingencies, contractor costs and owner execution costs.

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The independently prepared 2013 OTTR states that the ongoing work being undertaken on the feasibility study may result in opportunities to improve the economics through cost reductions and optimizations of the mine plan. Oyu Tolgoi plans to complete a focused and structured review of the feasibility study work to support future capital approvals.

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The 2013 OTTR reserves and resources show an increase from previous years. The 2013 OTTR states that the deposits contain a currently identified resource of 45.8 billion pounds of contained copper and 24.9 million ounces of contained gold in the measured and indicated mineral resource categories and 54.6 billion pounds of contained copper and 36.8 million ounces of contained gold in the inferred category. The reasonable prospects analysis identified a reduction in cut-off grade, which was the predominant factor for the change in resources relative to reporting in previous years. The mineral reserves state 26.5 billion pounds recovered copper and 12.9 million ounces recovered gold, increases of 4.4% in recovered copper and 4.3% in recovered gold over the 2012 IDOP mineral reserve. The increase in reserves is a result of re-optimization of the mine designs. Mineral resources are inclusive of mineral reserves.

Feasibility study for expansion of operations

The feasibility study for the expansion of operations at the Oyu Tolgoi mine is on-going. It is now expected to be completed in the first half of 2014 as Oyu Tolgoi continues to pursue value engineering and optimization. Actual operating data, as it becomes available, is expected to be incorporated into the feasibility study.

Rio Tinto and Turquoise Hill working to complete international project finance package

During 2012 and early 2013, both Turquoise Hill and Rio Tinto have been actively engaged with lenders to refine the overall project financing plan and term sheet with the aim of raising $3 billion to $4 billion.

In August 2012, the Environmental and Social Impact Assessment undertaken as part of the project finance process was publically disclosed.

The overall terms and conditions for project financing have been generally agreed with lenders. In addition to the core lending group, the companies invited a wider selection of international banks to participate in the project finance consortium. In Q1’13, interested banks conducted a site visit to the Oyu Tolgoi mine. In late February 2013, the boards of the European Bank of Reconstruction and Development and the International Finance Corporation approved their respective participation in project financing. Bids have been received from a number of banks that would allow the Company to achieve its project financing target and discussions are ongoing with the lenders to finalize the terms of those offers. The project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors which includes representatives from the Government of Mongolia.

Turquoise Hill anticipates the closing of final binding documentation and project financing funding to occur in the first half of 2013.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Skills training programs preparing Mongolians for jobs

The Oyu Tolgoi mine’s staffing strategy continues to focus on the utilization of Mongolian men and women whose skills are being developed, and who are receiving training throughout the construction phase. As of the end of December 2012, the Oyu Tolgoi mine had a workforce of approximately 13,000, which included over 11,000 Mongolians.

Oyu Tolgoi has committed more than $126 million in funding over five years for education and training programs in Mongolia. The majority of the projects and initiatives under this funding are targeting the building of a Mongolian talent pipeline for the future. Under this investment, Oyu Tolgoi is building three new vocational education centres and upgrading four existing vocational education centres in seven towns and cities of Mongolia. Oyu Tolgoi is training 3,300 workers in 21 aimags and providing scholarships for hundreds of students to study in national and international universities.

Discussions with the Government of Mongolia

A number of substantive issues have recently been raised by the Government of Mongolia relating to implementation of the Investment Agreement, the companion Shareholders’ Agreement and project finance.

Turquoise Hill and Rio Tinto continue to have productive discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, the operating budget, project financing, management fees and governance. While progress on these issues has been made, all parties have agreed to continue discussions with a goal of resolving the issues in the near term.

The Oyu Tolgoi Board has approved continued funding to progress the project as discussions with the Government of Mongolia proceed. Oyu Tolgoi is expected to reach commercial production by the end of June 2013 subject to the resolution of the issues being discussed with the Government of Mongolia.

In October 2012, the Company, Rio Tinto and Oyu Tolgoi rejected a request from the Government of Mongolia to renegotiate the Investment Agreement. The rejection followed the receipt of a letter from the Minister of Mining requesting the parties to renegotiate the landmark agreement that was signed in October 2009 and became fully effective in March 2010.

In its proposed 2013 budget, the Government of Mongolia has included revenue from the application of a progressive royalty scheme to Oyu Tolgoi. However, the Investment Agreement provides a stabilized royalty rate of 5% over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi. Any change to Oyu Tolgoi’s royalty rate would require the agreement of all parties to the Investment Agreement.

In October 2011, the Mongolian Government reaffirmed that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

Development drilling continued in 2012

In January and February 2012, 1,560 metres of underground drilling was completed before the planned shutdown of Shaft #1. Underground drilling recommenced in Q4’12. Characterization holes were also drilled in 2012 for Shaft #4, Shaft #5 and Vent Raise #3.

At Hugo North Lift 1, 18,829 metres of infill drilling were completed. The drilling is designed to bring the first seven years of production into the measured resource confidence category. The infill drilling program was 60% complete at year end and drilling is expected to continue in 2013.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Exploration drilling continued in 2012

During 2012, exploration drilling continued at the Oyu Tolgoi mine and 28,431 metres of surface exploration diamond drilling and 1,752 metres of condemnation drilling were completed. The surface exploration drilling included 13,228 metres of drilling on the Oyu Tolgoi mine’s mining licence, 9,058 metres of drilling on Entrée Gold’s Javkhlant mining licence, 5,776 metres on Entrée Gold’s Shivee mining licence and 367 metres of drilling on Oyu Tolgoi’s Manakht mining licence. The condemnation drilling was on the Manakht licence.

At the start of Q1’12, there were five exploration drill rigs in operation which had been reduced to one drill rig by the end of Q4’12. In April 2012, management of the exploration program transferred from the Company to Oyu Tolgoi. Following this change, the strategy of the Oyu Tolgoi exploration program was restated: (i) to further the development of a pipeline of projects within the contract area; (ii) to seek a transformational discovery (long-life, low-cost, high-grade copper resources), especially in those areas where it may impact on the current development of the Oyu Tolgoi mine ore bodies; and (iii) to further delineate the resource potential at Heruga North.

To implement the strategy there will be a shift in emphasis in 2013 from drilling to data compilation, 3D modelling and interpretation to generate the next series of prioritized exploration targets. The Heruga geology model will be updated and a new resource estimate completed to incorporate the Heruga North resource potential. Drilling expenditure is expected to be reduced compared to recent years.

MONGOLIA

SOUTHGOBI RESOURCES

The Company owns 57.6% of SouthGobi at March 25, 2013 (December 31, 2012: 57.6%).

Sales and operations at SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi’s Ovoot Tolgoi mine is in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

During Q2’12, SouthGobi commenced curtailing mining activities at the Ovoot Tolgoi mine to manage coal inventories and to maintain efficient working capital levels. By June 30, 2012, mining activities were fully curtailed and remained so for the remainder of 2012; however, operations at the Ovoot Tolgoi mine resumed on March 22, 2013. SouthGobi continues to minimize uncommitted capital expenditures and exploration expenditures in order to preserve its financial resources.

As a result of these events, Turquoise Hill conducted an impairment analysis whereby the carrying values of its property, plant and equipment related to the Ovoot Tolgoi mine were assessed. The analysis did not result in the identification of impairment. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

In 2012, SouthGobi recorded revenue of $53.1 million compared to $179.0 million in 2011. In 2012, SouthGobi’s operations were impacted by infrastructure constraints in Mongolia, the significant uncertainty resulting from regulatory issues facing SouthGobi and the softening of inland China coking coal markets. These issues led to decreased sales volumes and decreased selling prices for individual coal products.

In 2012, SouthGobi produced 1.33 million tonnes of raw coal with a strip ratio of 2.52 compared to production of 4.57 million tonnes of raw coal with a strip ratio of 3.63 in 2011. The decrease in production primarily related to

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

the curtailment of SouthGobi’s mining operations in the last three quarters of 2012; whereas, the decrease in the strip ratio primarily related to the below-trend strip ratio in Q1’12 which will be normalized over the life-of-mine.

In 2012, SouthGobi sold 1.33 million tonnes of coal at an average realized selling price of $47.76 per tonne compared to sales of 4.02 million tonnes of coal at an average realized selling price of $54.03 per tonne in 2011. SouthGobi’s average realized selling price was negatively impacted by the softening of the inland China coking coal markets closest to SouthGobi’s operations throughout 2012. SouthGobi’s higher-ash coals were impacted more substantially than its other products.

Cost of sales was $135.3 million in 2012, compared to $184.8 million in 2011. In 2012, cost of sales included $53.0 million of idled mine costs due to the curtailment of mining activities at Ovoot Tolgoi, compared to $nil in 2011. Cost of sales is comprised of the direct cash costs of product sold, mine administration cash costs of product sold, idled mine costs, inventory impairments, equipment depreciation, depletion of mineral properties and share-based compensation expense. The decrease in cost of sales from 2011, after factoring in idled mine costs, was primary due to lower sales volumes and lower unit costs, partially offset by coal stockpile impairments.

Coal processing and transportation infrastructure

In February 2012, SouthGobi successfully commissioned the dry-coal handling facility (DCHF) at the Ovoot Tolgoi mine. The DCHF has the capacity to process nine million tonnes of run-of-mine (ROM) coal per year. The DCHF includes a 300-tonne-capacity dump hopper, which receives ROM coal to feed a coal rotary breaker, screens the coal to a maximum of 50 millimetres, and rejects oversize ash. The DCHF is anticipated to reduce screening costs and improve yield recoveries.

SouthGobi has received all permits to operate the DCHF. However, the 2013 mine plan considers only limited utilization of the DCHF at the latter end of 2013 due to higher quality coals being mined that likely will not require processing through the DCHF and can be sold raw or processed directly through the wet washing facility. The 2013 mine plan assumes a conservative resumption of operations, designed to achieve a cost effective approach that will allow operations to continue on a sustainable basis.

In 2011, SouthGobi entered into an agreement with Ejinaqi Jinda Coal Industry Co. Ltd (Ejin Jinda) to toll-wash coal from the Ovoot Tolgoi mine. The agreement has a duration of five years from commencement and provides for an annual washing capacity of approximately 3.5 million tonnes of input coal. Ejin Jinda’s washing facility is located in China approximately 10 kilometres from the Mongolia-China border crossing and approximately 50 kilometres from the Ovoot Tolgoi mine. Medium and higher-ash coals with only basic processing through Ovoot Tolgoi’s onsite DCHF will be transported from the Ovoot Tolgoi mine to the washing facility under a separate transport agreement. Based on preliminary samples, SouthGobi expects that the washed coal generally will meet semi-soft coking coal specifications. Construction of Ejin Jinda’s wet washing facility is now complete and it has been connected to utility supply. The Company plans to commence wet washing coals in the second half of 2013.

In May 2012, eight new border gates, exclusively for coal transportation, opened at the Shivee Khuren Border Crossing at the Mongolia-China border. The expanded border crossing infrastructure eliminated the previous bottleneck at the border crossing and is expected to increase capacity to approximately 20 million tonnes or more of coal per year.

Turquoise Hill and Chalco terminate SouthGobi lock-up agreement and proportional takeover bid due to approvals timeframe

On September 3, 2012, the Company announced the termination of the lock-up agreement entered into with Aluminum Corporation of China Limited (Chalco) on April 1, 2012, pursuant to which the Company agreed to tender its shares in SouthGobi into a proportional takeover offer to be made by Chalco for up to 60%, but not less

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

than 56%, of the shares in SouthGobi. After careful consideration, both the Company and Chalco concluded that the proposed transaction had minimal prospect of obtaining the necessary regulatory approvals within an acceptable timeframe. As a result, the Company and Chalco agreed to terminate the lock-up agreement, including Chalco’s obligation to make a proportional offer.

Following termination of the lock-up agreement, the Company is working with SouthGobi to improve performance of the business and more fully recognize SouthGobi’s operating potential.

Status of mining and exploration licences

On April 16, 2012, SouthGobi announced that the Mineral Resources Authority of Mongolia (MRAM) held a news conference announcing a request to suspend exploration and mining activity on certain licences owned by SouthGobi Sands LLC (SouthGobi Sands), a wholly-owned subsidiary of SouthGobi. The request for suspension included the mining licence pertaining to the Ovoot Tolgoi mine. On September 6, 2012, SouthGobi received official notification from MRAM confirming that as of September 4, 2012 all exploration and mining licences held by SouthGobi were in good standing. The Notice of Investment Dispute filed by SouthGobi pertaining to its valid pre-mining agreement (PMA) applications remains ongoing.

Governmental, regulatory and internal investigations

SouthGobi is subject to continuing investigations by the Mongolian Independent Authority Against Corruption (the IAAC) and other governmental and regulatory authorities in the Republic of Mongolia regarding allegations against SouthGobi and some of its employees involving possible breaches of Mongolian laws, including anti-corruption and taxation laws. Certain of those allegations (including allegations of bribery, money laundering and tax evasion) have been the subject of public statements and Mongolian media reports, both prior to and in connection with the recent trial and conviction of the former Chairman and the former director of the Geology, Mining and Cadastral Department of the MRAM, and others. SouthGobi was not a party to that case. SouthGobi understands that the court’s decision is the subject of an appeal.

A number of the media reports referred to above suggest that, in its decision, the court in the above-mentioned case referred to two matters specifically involving SouthGobi Sands.

In respect of the first matter, being an alleged failure to meet minimum expenditure requirements under the Mongolian Minerals Law in relation to four exploration licences, SouthGobi is investigating these allegations, but advises that three of the four licences were considered to be non-material and allowed to lapse between November 2009 and December 2011. Activities historically carried out on the fourth (and the only currently-held) licence include drilling, trenching and geological reconnaissance. SouthGobi has no immovable assets located on this licence and it does not contain any of SouthGobi’s NI 43-101 Reserves or Resources. This licence does not relate to SouthGobi’s Ovoot Tolgoi mine and SouthGobi does not consider this licence to be material to its business.

The second matter referred to by the court was an alleged impropriety in the transfer of Licence 5261X by SouthGobi Sands to a third party in March 2010 in violation of Mongolian anti-corruption laws. The Company understands, based on media reports, that the court has invalidated the transfer of this licence, and so the licence’s current status is unclear.

In addition, the IAAC has advised SouthGobi that it is investigating other alleged improprieties by SouthGobi Sands as described above. Neither SouthGobi nor any of its employees have been charged in connection with the IAAC’s investigation, but certain current and former employees have been advised that they are suspects. The IAAC has imposed orders placing a travel ban on those employees, and administrative restrictions on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

those allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create operational difficulties for SouthGobi in the medium to long term. SouthGobi is taking and intends to take all necessary steps to protect its ability to continue to conduct its business activities in the ordinary course.

Through SouthGobi’s Audit Committee (comprised solely of independent directors), SouthGobi is conducting an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations that have been raised. The SouthGobi Audit Committee has the assistance of independent legal counsel in connection with its investigation. The Chair of the SouthGobi Audit Committee is also participating in a self-created tripartite committee, comprised of the Chair of the SouthGobi Audit Committee, a representative of Rio Tinto and the Chair of the Company’s Audit Committee, which is focused on the investigation of those allegations, including possible violations of anti-corruption laws. Independent legal counsel and forensic accountants have been engaged by this committee to assist it with its investigation. All of these investigations are ongoing but are not yet complete. Information that has been provided to the IAAC by SouthGobi has also been provided by the tripartite committee to Canadian and United States regulatory authorities that are monitoring the Mongolian investigations. SouthGobi continues to cooperate with all relevant regulatory agencies in respect of the ongoing investigations.

The investigations referred to above could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi or any of its affiliates, including the Company, or any of the current or former employees of the foregoing. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on the Company. See “Risk Factors – SouthGobi is subject to continuing governmental, regulatory and internal investigations, the outcome of which is unclear at this time but could have a material adverse effect on the Company” on page 44.

Pending the completion of the investigations, SouthGobi, through its Board of Directors and new management, has taken a number of steps to focus ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

Notice of Investment Dispute

On July 11, 2012, SouthGobi announced that SGQ Coal Investment Pte. Ltd., a wholly-owned subsidiary of SouthGobi that owns 100% of SouthGobi Sands, filed a Notice of Investment Dispute on the Government of Mongolia pursuant to the Bilateral Investment Treaty between Singapore and Mongolia. SouthGobi filed the Notice of Investment Dispute following a determination by management that they had exhausted all other possible means to resolve an ongoing investment dispute between SouthGobi Sands and the Mongolian authorities.

The Notice of Investment Dispute consists of, but is not limited to, the failure by MRAM to execute the PMA’s, associated with certain exploration licences held by SouthGobi, pursuant to which valid PMA applications had been lodged in 2011. The areas covered by the valid PMA applications include the Zag Suuj Deposit and certain areas associated with the Soumber Deposit outside the existing mining licence.

The Notice of Investment Dispute triggers the dispute resolution process under the Bilateral Investment Treaty whereby the Government of Mongolia has a six-month cure period from the date of receipt of the notice to satisfactorily resolve the dispute through negotiations. If the negotiations are not successful, SouthGobi will be entitled to commence conciliation/arbitration proceedings under the auspices of the International Centre for Settlement of Investment Disputes (ICSID) pursuant to the Bilateral Investment Treaty. However, in the event that the Government of Mongolia fails to negotiate, ICSID arbitration proceedings may be accelerated before the six months have expired. SouthGobi continues to have the right to commence conciliation/arbitration proceedings

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

under the auspices of the ICSID pursuant to the Bilateral Investment Treaty. On January 18, 2013, MRAM issued SouthGobi a PMA pertaining to the Soumber Deposit; however, four valid PMA applications remain outstanding.

Activities historically carried out on the exploration licences with valid PMA applications include drilling, trenching and geological reconnaissance. SouthGobi has no immovable assets located on these licences and the loss of any or all of these licences would not materially and adversely affect the existing operations.

Board of Directors and Management changes

On September 4, 2012, SouthGobi announced changes to its Board of Directors, accepting the resignations of Edward Flood, Robert Hanson and Chairman Peter Meredith, and subsequently appointed Lindsay Dove, Sean Hinton, Kay Priestly, Brett Salt and Kelly Sanders. Kay Priestly also was appointed Chairman of the Board. On September 17, 2012, Alexander Molyneux tendered his resignation as a director of SouthGobi. Further, on November 8, 2012, Ross Tromans was appointed an Executive Director.

SouthGobi also announced senior management changes during Q3’12 and Q4’12, with the departures of Alexander Molyneux, former President and Chief Executive Officer (CEO), Curtis Church, former Chief Operating Officer and Matthew O’Kane, former Chief Financial Officer (CFO). Ross Tromans was appointed as President and CEO and also assumed the duties formerly handled by the Chief Operating Officer. SouthGobi is in the process of identifying a candidate for the CFO role. In the interim, Ross Tromans has acted as the SouthGobi’s Principal Financial Officer.

Sale of Tsagaan Tolgoi cancelled

On March 5, 2012, SouthGobi announced an agreement to sell its Mongolian thermal coal property, the Tsagaan Tolgoi Deposit to Modun Resources Limited (Modun), a company listed on the Australian Stock Exchange. Under the transaction, SouthGobi expected to receive $30.0 million of total consideration, comprising $7.5 million up-front in cash, $12.5 million up-front in Modun shares and deferred consideration of an additional $10.0 million also payable in Modun shares. Subsequently, on August 29, 2012, SouthGobi announced that the proposed sale of the Tsagaan Tolgoi Deposit to Modun had been cancelled by mutual agreement of both parties.

AUSTRALIA

IVANHOE AUSTRALIA

Turquoise Hill owns 56.5% of Ivanhoe Australia at March 25, 2013 (December 31, 2012: 57.3%).

Ivanhoe Australia successfully commenced copper and gold production in late February 2012 at the Osborne processing complex in north-western Queensland. Two other projects, the Merlin molybdenum-rhenium project and the Mount Elliott copper-gold project are in various stages of study. These projects are on granted mining leases.

In late May 2012, Ivanhoe Australia announced it was undertaking a strategic and business review focused on identifying and implementing the actions required to position the business for future growth and improve shareholder value. In August 2012, Ivanhoe Australia released the results of the strategic and business review. The review confirmed Ivanhoe Australia’s goal to build a profitable mid-tier mining company.

The review identified approximately A$70 million of capital expenditure savings over the next two years and approximately A$45 million of annual operating and overhead costs savings.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Ivanhoe Australia incurred exploration and evaluation expenses of $102.9 million in 2012, compared to $148.0 million in 2011. The 2012 reduction in expenditure from 2011 was a result of the strategic review.

Osborne copper-gold operation

The Osborne copper-gold operation has performed well during the year producing in excess of 50,000 tonnes of concentrate, completing four shipments and with a closing concentrate inventory at year end sufficient for an additional shipment. The processing plant has performed in line with plan during 2012. Ore milled for the year totalled approximately 780,000 tonnes which was within the guidance range of 700,000 to 900,000 tonnes. Recovery rates during 2012 averaged 93.9% for copper and 78.1% for gold. The plant produced 51,820 dry metric tonnes of concentrate for the year containing 12,220 tonnes of copper. Gold production in both concentrate and doré totalled 17,269 ounces for the year.

Ivanhoe Australia recognized product sales revenue of $80.7 million in 2012 (2011: $nil) following the successful commencement of the Osborne copper-gold operation.

During 2012, Ivanhoe Australia mined 773,928 tonnes of ore from both the Kulthor and Osborne underground mines. Also in 2012, Ivanhoe Australia continued development of the Starra 276 underground mine, which it completed in February 2013. In March 2013, Ivanhoe Australia successfully commenced stope blasting and production at Starra 276. Mining at Starra 276 will continue to ramp up until full production rate of approximately 650,000 tonnes per year is reached – expected in Q2’13. The haul road linking the Starra 276 mine to the Osborne processing facility was completed in early 2013 to enable transport of Starra 276 ore to the processing plant. In 2013, Ivanhoe Australia expects to mine between 1,400,000 and 1,600,000 tonnes from the Osborne operation’s three mines.

Consolidation of the underground mining and maintenance activities of Kulthor, Osborne and Starra 276 progressed during Q4’12, with award and finalization of the contract during the period.

In September 2012, Ivanhoe Australia announced an upgrade to the mineral resource at the Kulthor mine with an increase of over 60% in contained metal.

Merlin Molybdenum-Rhenium Project

The phase-one decline development at the Merlin Project was completed on time and on budget in January 2012. In April 2012, the Merlin feasibility study was completed. The study identified a potential mine life of 15 years with ore throughput estimated at 500,000 tonnes per year with annual production of molybdenum of 5,100 tonnes and rhenium of 7,300 kilograms for the first seven years following ramp-up.

An independent technical review of the Merlin project was conducted as part of the strategic and business review that was completed in August 2012. The review reaffirmed the outcomes of the feasibility study and the technical and commercial viability of the project. It also identified potential opportunities to further enhance the technical and commercial aspects of the project. These include metallurgical testwork that has the potential to reduce the capital cost and improve returns. A program of testwork has commenced with the objective to increase the molybdenum-rhenium concentrate grade.

Mount Elliott

The Mount Elliott scoping study was released in April 2012. The study focused on two elements of the mineralized system: the Mount Elliott open pit (incorporating the original Mount Elliott underground mine) and the SWAN high-grade zone.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Drilling to further define the high-grade portions of the SWAN zone within the Mount Elliott project commenced in early October 2012 and progressed through Q4’12. The additional drilling combined with further geological analysis is planned to update the Mount Elliott mineral resource model. This work is in line with the program of works outlined in the Mount Elliott scoping study completed in April 2012.

Regional exploration

In north-western Queensland, Ivanhoe Australia has a 100% interest in 30 granted Mining Leases (MLs) with a total area of 109 square kilometres and two ML applications (11 square kilometres). It has 44 granted Exploration Permits for Minerals (EPMs) with a total area of 5,686 square kilometres, including joint ventures, and three EPM applications (601 square kilometres). The granted EPMs include 12 EPMs in the Ivanhoe / Exco joint venture (423 square kilometres) and two EPMs in the Ivanhoe / Goldminco joint venture (70 square kilometres).

On November 27, 2012, Ivanhoe Australia announced that it had finalized its acquisition of a 51% interest in some of Emmerson Resources Limited’s tenements in the Tennant Creek Region in the Northern Territory of Australia. Following this acquisition, Ivanhoe Australia has a 51% interest in 30 granted Exploration Licences (ELs) with a total area of 2,270 square kilometres, three EL applications (129 square kilometres), 121 granted Mineral Claims (23 square kilometres), 224 granted Mineral Leases (61 square kilometres), six Mineral Lease applications (1.5 square kilometres) and two Mineral Authorities (19 square kilometres).

Equity entitlement offer

On November 21, 2012, Ivanhoe Australia announced the launch of a 3-for-10 accelerated, non-renounceable rights issue (Entitlement Offer) to raise up to A$80 million.

The institutional component of the Entitlement Offer was completed on November 23, 2012, raising gross proceeds of approximately A$74.7 million from the issue of approximately 155.7 million ordinary shares at A$0.48 per share. The Company was supportive of the Entitlement Offer and subscribed for A$40 million. The institutional component of the Entitlement Offer, excluding the Company’s participation, was underwritten.

The retail component of the Entitlement Offer was completed on December 19, 2012, raising gross proceeds of approximately A$0.8 million from the issue of approximately 1.7 million shares at A$0.48 per share.

In total, gross proceeds of approximately A$75.5 million were raised via the Entitlement Offer. Net proceeds, as well as operating cash flows, are intended to be used to repay and terminate the working capital facility provided by the Company in August 2012 (see below); fund infrastructure at, and completion of, the Starra 276 mine ramp-up; provide a special exploration and development reserve; fund working capital and provide funds for general corporate purposes.

In February 2013, Ivanhoe Australia successfully placed the shortfall from the 2012 Entitlement Offer. The shortfall shares from the placement were issued at the Entitlement Offer price of A$0.48 per share. Ivanhoe Australia issued approximately 9.3 million shares and received proceeds of approximately A$4.5 million. As a result of the shortfall placement, Turquoise Hill’s ownership in Ivanhoe Australia was reduced from 57.3% to 56.5%

Working capital facility

In Q3’12, the Company provided a secured, twelve-month working capital facility to Ivanhoe Australia of up to $50 million. In August 2012, Ivanhoe Australia drew down $20 million from the facility and a further $11 million was drawn in October 2012.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Outstanding amounts drawn under the working capital facility were repaid during Q4’12 and the facility was terminated.

Sale of Exco Resources shares

On August 23, 2012, Ivanhoe Australia announced the sale of approximately 24.3 million shares of its holding in Exco Resources Ltd. (Exco) to Washington H. Soul Pattinson & Company Limited (WHSP) for cash consideration of approximately A$4.6 million (A$0.19 per share).

Ivanhoe Australia had also advised WHSP that it intended to accept WHSP’s revised takeover offer of A$0.265 per share for its remaining 55.0 million Exco shares, in the absence of a superior offer.

On November 12, 2012, WHSP advised Exco shareholders that it had accumulated a 90% interest in Exco and would proceed with a compulsory acquisition of the remaining shares in Exco. Ivanhoe Australia received cash consideration of approximately A$14.6 million from the sale of its remaining 55.0 million shares in Exco. WHSP announced that it had completed compulsory acquisition of Exco on December 28, 2012.

New managing Director and CEO

Bob Vassie was appointed as Managing Director and CEO on January 14, 2013. Mr Vassie replaced Ines Scotland who stepped into the role in June 2012 on an interim basis.

KAZAKHSTAN

KYZYL GOLD PROJECT

Altynalmas, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.

Turquoise Hill owns 50.0% of Altynalmas at March 25, 2013 (December 31, 2012: 50.0%).

Binding agreement signed for sale of stake in Altynalmas

On February 13, 2013, Turquoise Hill announced that it had signed a binding agreement with Sumeru Gold BV for the sale of Turquoise Hill’s 50% interest in Altynalmas for total cash consideration of $300 million. Completion of the proposed transaction is subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities. The transaction is expected to close in Q2’13.

Drilling program completed

The drilling activities at the Kyzyl Gold Project were completed on July 29, 2012. A total of 22,330 metres was drilled during 2012, all on Bakyrchik Exploration Licence No. 27. In 2013, the geology team is expected to continue work on upgrading the resources on the licence to meet the Kazakhstan State Commission for Mineral Reserves reserve definitions, with the objective of converting the exploration licence to a mining licence.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Project development

In February 2012, Turquoise Hill and Altynalmas released the results of an independent feasibility study of the Kyzyl Gold Project. The feasibility study encompassed the redevelopment of the Bakyrchik underground mine, the construction of a new processing plant incorporating fluidized-bed ore-roasting technology and supporting mine infrastructure.

In September 2012, Altynalmas formed a new project team in Kazakhstan to investigate alternative development paths, including the preparation of a feasibility study using alternate processing technologies. This feasibility study is expected to be completed in 2013.

OTHER EXPLORATION

During 2012, Turquoise Hill had exploration groups in Indonesia, Mongolia and the Philippines focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses, rock sampling and drilling. In December 2012, exploration in the Philippines concluded and the Philippine office was closed.

B.	CORPORATE ACTIVITIES

Rio Tinto’s stake in Turquoise Hill increased to 51.0% in January 2012

On January 24, 2012, Rio Tinto announced that it had increased its stake in Turquoise Hill to 51.0% from 49.0%, by purchasing an additional 15.1 million common shares of Turquoise Hill from two sellers in a privately negotiated transaction. The shares were purchased at a price of C$20.00 per share.

Rio Tinto had been restricted to a 49.0% ownership stake in Turquoise Hill until January 18, 2012, under the December 2010 Heads of Agreement between the two companies.

Turquoise Hill and Rio Tinto signed an agreement to provide for funding of Oyu Tolgoi

On April 17, 2012, Turquoise Hill signed a binding Memorandum of Agreement with majority shareholder Rio Tinto that established Rio Tinto’s support for a series of funding measures expected to cover the projected capital requirements for the Oyu Tolgoi mine for the next several years. On May 22, 2012, Turquoise Hill and Rio Tinto agreed to amend certain terms of the Memorandum of Agreement. The amended terms addressed conditions of regulatory approval and more closely aligned the terms of the rights offering with market conditions current at the time. The agreement was negotiated by a committee of Turquoise Hill’s independent directors.

Rio Tinto committed to support the following activities:

—	The scheduled start of initial production from the open-pit mine.

—	The ramp-up to commercial production during the first half of 2013 as part of the Oyu Tolgoi mine’s first phase of development.

—	The construction of a dedicated, coal-fired electrical power plant in Mongolia.

—	Continuing development of the Oyu Tolgoi mine’s second phase.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Rio Tinto also committed to the following steps:

—	Rio Tinto provided an additional bridge-funding facility of up to $1.5 billion that matures on April 23, 2013.

—	Rio Tinto supported Turquoise Hill’s 2012 rights offering that raised $1.8 billion in gross proceeds.

—	Rio Tinto agreed to provide full support for completion of an Oyu Tolgoi project-finance package of $3 to $4 billion that remains under negotiation with third-party lenders.

—

A member of the Rio Tinto Group will enter into a completion support agreement with Turquoise Hill and the project-finance lenders to cover the Oyu Tolgoi project-finance package now under negotiation, subject to certain conditions. In exchange, Turquoise Hill will pay Rio Tinto an annual fee of 2.5%, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the project financing at the end of each calendar month during the ensuing 12-month period.

Shareholders approved new company name

On June 28, 2012, at the Company’s Annual and Special Meeting the shareholders approved changing the Company’s name from Ivanhoe Mines Ltd. to Turquoise Hill Resources Ltd. The new name became effective on August 2, 2012. The Company’s new trading symbol on the Toronto Stock Exchange, the New York Stock Exchange and the NASDAQ Stock Market is TRQ and took effect on August 8, 2012.

Fully subscribed rights offering yielding $1.8 billion in gross proceeds completed

In July 2012, the Company closed its rights offering in which all existing shareholders, subject to applicable law, were able to participate on an equal, proportional basis in purchasing additional common shares of the Company. The offering generated approximately $1.8 billion in gross proceeds, which will be used to advance the construction and development of the Oyu Tolgoi mine.

Upon the closing of the rights offering, the Company issued approximately 259.6 million new common shares, which represents 100% of the maximum number of common shares that were available under the rights offering.

Approximately 99.2% of the shares were taken up in the initial subscription of the rights offering with the balance taken up in the secondary subscription. Rio Tinto exercised all of its rights and participated in the secondary subscription provision available to all shareholders. Because the rights offering was over-subscribed, Rio Tinto did not purchase any shares under its standby commitment. On July 27, 2012, upon the closing of the rights offering, Rio Tinto’s stake in the Company increased from 50.9% to 51.0%. At December 31, 2012, Rio Tinto owned 50.8% of the Company.

Issue of Series D Warrants to Rio Tinto

Under the terms of the Memorandum of Agreement with Rio Tinto, the Company issued 55 million share purchase warrants (the Series D Warrants) to Rio Tinto upon the filing of the rights offering preliminary prospectus on May 22, 2012. After the closing of rights offering, the number of Series D Warrants was adjusted to 74.2 million to take into account certain specific anti-dilution provisions of the warrants.

Rio Tinto currently holds 74.2 million Series D warrants exercisable to purchase one common share at any time until May 22, 2015 at a price of $10.37.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Restructuring of the Turquoise Hill Board of Directors and appointment of a new senior management team

In April 2012, in paving the way for the Oyu Tolgoi Project’s transition to a producing mine, Turquoise Hill and Rio Tinto reached agreement on certain corporate governance and management changes. The results of these changes were as follows:

—

The Turquoise Hill board now consists of thirteen members, including eight new directors nominated by Rio Tinto. On May 7, 2012, four Rio Tinto nominees were appointed – Jill Gardiner, Peter Gillin, Isabelle Hudon and David Klingner – and Livia Mahler was reappointed on May 10, 2012, as one of Robert Friedland’s two nominees. They joined existing directors Andrew Harding, Dan Larsen, Kay Priestly and Peter Meredith, Robert Friedland’s other nominee. David Klingner was appointed as the Chairman of the Board on May 10, 2012. At the 2012 Annual General Meeting on June 28, 2012, two additional Rio Tinto nominees were appointed – Warren Goodman and Russel Robertson. On August 13, 2012, two additional Rio Tinto nominees were appointed – Charles Lenegan and Jeffery Tygesen – to bring the number of directors to thirteen.

—

Seven directors – Marc Faber, Edward Flood, Robert Friedland, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook – resigned from the Turquoise Hill board on April 17, 2012. Three directors – Michael Gordon, David Huberman and Bob Holland – resigned from the Turquoise Hill board on May 7, 2012.

—

A majority of the new Turquoise Hill board will be independent directors until at least the earlier of January 18, 2014, or the date on which Turquoise Hill ceases to be a reporting issuer under Canadian securities laws. Two directors, at least one an independent, will be nominated by Robert Friedland until January 18, 2014, as long as he continues to own at least 10% of the Company’s outstanding shares.

—

A new Turquoise Hill senior management team was appointed on May 1, 2012. It includes Kay Priestly as CEO; Chris Bateman as CFO; Brett Salt as Senior Vice President, Strategy and Development; Stewart Beckman as Senior Vice President, Operations and Technical Development; and Neville Henwood as Senior Vice President, Legal. The appointees replaced former CEO Robert Friedland, former CFO Tony Giardini, former President John Macken, former Deputy Chairman Peter Meredith and former Executive Vice President Sam Riggall, all of whom resigned on April 17, 2012 as part of the agreement between Turquoise Hill and Rio Tinto.

Other corporate changes

On February 20, 2013, the Company’s Board of Directors accepted the resignation of director Andrew Harding and appointed Jean-Sébastien Jacques to the board.

C.	DISCONTINUED OPERATIONS

In February 2005, Turquoise Hill sold the Savage River Project (Savage River) in Tasmania, Australia for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that began on March 31, 2006.

During 2010, the original purchaser of Savage River disputed $22.1 million of the estimated $28.5 million fifth annual contingent payment. In November 2011, the parties reached an out-of-court settlement whereby the disputed amount was reduced to $13.0 million, which the original purchaser paid to Turquoise Hill on March 28, 2012.

Turquoise Hill received a total of $157.4 million in consideration from the sale of Savage River.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

D.	ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in 2012 were $154.5 million, an increase of $53.7 million from 2011 ($100.8 million). The increase was mainly due to one-off costs related to change in the management team of the Company. The Company paid $17.8 million in severance payments to the former management team; paid $19.4 million in termination of certain cost-sharing arrangements with companies associated with the former CEO; and incurred $24.0 million in non-cash stock-based compensation expense related to the acceleration of the vesting of stock options held by the former management team.

Interest income. Interest income in 2012 of $19.5 million was relatively consistent with 2011 ($22.1 million).

Interest expense. Interest expense in 2012 of $11.9 million was $0.9 million higher than 2011 ($11.0 million). Included in interest expense was $10.8 million (2011: $9.5 million) in interest incurred by SouthGobi on its convertible debenture (net of amounts capitalized).

Financing costs. Financing costs in 2012 relates to the $164.4 million in non-cash fair value attributed to the Series D warrants that were issued to Rio Tinto under the terms of the Memorandum of Agreement (2011 – $nil).

Foreign exchange gains. The $7.2 million foreign exchange gain during 2012 was mainly attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar during the year.

Change in fair value of derivative. The non-cash change in fair value of derivative related to the change in fair value of the Turquoise Hill rights offering liability. The rights were revalued in July 2012 prior to their exercise or expiry, which resulted in a $194.7 million gain being recognized.

Change in fair value of embedded derivatives. The $39.5 million change in fair value of embedded derivatives related to the 2012 change in fair value of the SouthGobi convertible debenture’s embedded derivative liability. The conversion and interest payment features are considered embedded derivative liabilities that must be recorded at their fair value upon initial measurement and revalued at each subsequent reporting period.

Share of loss of significantly influenced investees. The $32.9 million share of loss of significantly influenced investees in 2012 represented Turquoise Hill’s share of Altynalmas’s loss ($33.1 million) offset by the share of Exco’s income ($0.3 million).

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

3. SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)		Quarter Ended

	Dec-31 2012	Sep-30 2012	Jun-30 2012	Mar-31 2012

Revenue	$41.6	$23.8	$28.2	$40.2
Cost of sales	(70.8)	(57.2)	(49.7)	(30.4)
Exploration, evaluation and other operating expenses	(131.7)	(55.3)	(65.1)	(76.8)
General and administrative	(23.7)	(18.3)	(81.0)	(31.5)
Financing costs	-	-	(164.4)	-
Foreign exchange gains (losses)	(7.9)	13.9	(8.7)	9.9
Change in fair value of derivative	-	176.2	18.5	-
Change in fair value of embedded derivatives	0.6	12.9	26.8	(0.8)
Net (loss) income from continuing operations attributable to parent	(182.4)	114.3	(285.9)	(80.6)
(Loss) income from discontinued operations attributable to parent	-	-	-	-
Net (loss) income attributable to parent	(182.4)	114.3	(285.9)	(80.6)
Basic (loss) income per share attributable to parent
Continuing operations	($0.18)	$0.12	($0.35)	($0.10)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	($0.18)	$0.12	($0.35)	($0.10)

Diluted (loss) income per share attributable to parent
Continuing operations	($0.18)	$0.12	($0.35)	($0.10)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	($0.18)	$0.12	($0.35)	($0.10)

	Dec-31 2011	Sep-30 2011	Jun-30 2011	Mar-31 2011

Revenue	$51.0	$60.5	$47.3	$20.2
Cost of sales	(60.8)	(54.0)	(49.7)	(20.3)
Exploration, evaluation and other operating expenses	(88.2)	(79.6)	(68.6)	(46.2)
General and administrative	(34.6)	(21.4)	(19.5)	(25.3)
Foreign exchange gains (losses)	13.3	(35.6)	2.3	3.2
Change in fair value of derivative	-	-	-	(432.5)
Change in fair value of embedded derivatives	10.8	62.1	70.4	(36.8)
Gain on settlement of note receivable	-	103.0	-	-
Net (loss) income from continuing operations attributable to parent	(85.8)	16.4	0.6	(492.5)
(Loss) income from discontinued operations attributable to parent	-	(9.1)	-	-
Net (loss) income attributable to parent	(85.8)	7.3	0.6	(492.5)
Basic (loss) income per share attributable to parent
Continuing operations	($0.04)	$0.02	$0.00	($0.73)
Discontinued operations	$0.00	($0.01)	$0.00	$0.00
Total	($0.04)	$0.01	$0.00	($0.73)

Diluted (loss) income per share attributable to parent
Continuing operations	($0.04)	$0.02	$0.00	($0.73)
Discontinued operations	$0.00	($0.01)	$0.00	$0.00
Total	($0.04)	$0.01	$0.00	($0.73)

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

4. FOURTH QUARTER

Revenue. Consists of sales revenue at Ivanhoe Australia and SouthGobi.

In Q4’12, Ivanhoe Australia recognized $40.4 million in revenue compared to $nil in Q4’11. This was largely a result of completing its third and fourth shipments of copper-gold concentrate, totalling 20,774 wet metric tonnes. Ivanhoe Australia also completed three gold doré sales in Q4’12.

In Q4’12, SouthGobi’s mining activities remained fully curtailed, however SouthGobi generated revenue through the sale of coal from existing stockpiles. SouthGobi recognized $1.2 million in coal revenue, compared to $51.0 million in Q4’11. SouthGobi shipped approximately 30,000 tonnes of coal in Q4’12 at an average realized selling price of approximately $48 per tonne, compared to 1.1 million tonnes of coal in Q4’11 at an average realized selling price of approximately $56 per tonne.

Cost of sales. Consists of cost of sales at Ivanhoe Australia and SouthGobi.

In Q4’12, Ivanhoe Australia’s cost of sales was $31.9 million, compared to $nil in Q4’11. Cost of sales included the treatment, refining and shipping costs of the copper-gold concentrate ($28.3 million) and the depreciation of property, plant and equipment ($3.5 million) specifically used in the operations.

In Q4’12, SouthGobi’s cost of sales was $38.9 million, compared to $60.8 million in Q4’11. In Q4’12, cost of sales included $18.4 million of idled mine costs due to the curtailment of mining activities at Ovoot Tolgoi, compared to $nil in 2011. Cost of sales is comprised of the direct cash costs of product sold, mine administration cash costs of product sold, idled mine costs, inventory impairments, equipment depreciation, depletion of mineral properties and share-based compensation. The decrease in cost of sales from Q4’11, after factoring in idled mine costs, was primary due to lower sales volumes, partially offset by higher unit costs and stockpile impairments.

Exploration, evaluation and other operating expenses. In Q4’12, Turquoise Hill expensed $131.7 million in exploration, evaluation and other operating expenses activities, compared to $88.2 million in Q4’11. The increase from 2011 is mainly due to the ramp-up in activities at the Oyu Tolgoi mine as it neared initial production.

General and administrative costs. General and administrative costs in Q4’12 were $23.7 million, a decrease of $10.9 million from Q4’11 ($34.6 million). The decrease was primarily due to Q4’11 including a $6.4 million reimbursement to Rio Tinto for the legal costs it incurred in the 2011 arbitration, as well as a general decrease in travel and consulting costs.

Foreign exchange loss. The $7.9 million foreign exchange loss during Q4’12 was attributable to the weakening of the Canadian and Australian dollars against the U.S. dollar during the quarter.

Change in fair value of embedded derivative. The $0.6 million change in fair value of embedded derivative during Q4’12 relates to the SouthGobi convertible debenture issued in November 2009. The conversion and interest payment features are considered embedded derivative liabilities that must be recorded at their fair value upon initial measurement and revalued at each subsequent reporting period.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

5. LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. The $507.3 million of cash used in operating activities in 2012 primarily was the result of $297.4 million in cash exploration, evaluation and other operating expenditures, $94.0 million in cash general and administrative expenditures and a $73.3 million change in non-cash operating working capital.

Investing activities. The $2.5 billion of cash used in investing activities in 2012 predominately consisted of $2.6 billion used for property, plant and equipment purchases. The purchases mainly related to construction activities at the Oyu Tolgoi mine ($2.4 billion), Ovoot Tolgoi ($90.7 million) and Ivanhoe Australia ($93.7 million).

Financing activities. The $3.2 billion in cash provided by financing activities mainly was attributable to the net proceeds of $1.7 billion received from the rights offering that closed in July 2012 and the $1.4 billion in draw downs from the Rio Tinto interim funding facility in 2012.

Liquidity and capital resources

At December 31, 2012, Turquoise Hill had cash and cash equivalents of $1.2 billion (December 31, 2011: $998.1 million) and a consolidated working capital deficit of $1.2 billion (December 31, 2011: working capital of $528.4 million). In July 2012, the Company raised net proceeds of $1.7 billion from the rights offering. As planned, the Company has been using 100% of these proceeds to advance the construction and development of the Oyu Tolgoi mine. The consolidated working capital deficit is largely a result of the approximate $1.8 billion interim funding facility due to Rio Tinto becoming a current liability as it has a maturity date of December 31, 2013.

In 2010, Rio Tinto provided the Company with a $1.8 billion interim funding facility to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility matures on December 31, 2013 and is subject to earlier mandatory repayment from the expected proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

The Memorandum of Agreement signed with Rio Tinto established Rio Tinto’s support for a series of funding measures related to the Oyu Tolgoi mine. The Memorandum of Agreement included provisions for the Company and Rio Tinto to act together in good faith to negotiate project financing of $3 to $4 billion. As part of the Memorandum of Agreement, the Company and Rio Tinto agreed that the Rio Tinto Treasurer would have the exclusive authority to direct all aspects of the negotiation of the Oyu Tolgoi project financing package. Bids have been received from a number of banks that would allow the Company to achieve its project financing target and discussions are ongoing with the lenders to finalize the terms of those offers.

The Company’s ability to complete project financing is subject to a number of factors, some of which are beyond its control. A number of substantive issues have recently been raised by the Government of Mongolia regarding the Oyu Tolgoi mine. The Company and Rio Tinto continue to have discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, the operating budget, project financing, management fees and governance. The project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors which includes representatives from the Government of Mongolia. Given the issues raised by the Government of Mongolia along with the ongoing negotiations with the banks, there is no assurance that the project financing will be put in place.

The Company is considering alternative financing arrangements to settle the interim funding facility prior to its maturity in the event that project financing is unsuccessful. Certain alternatives are dependent on approvals from Rio Tinto, and the Company and Rio Tinto are currently engaged in discussions regarding alternative plans. Such

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

plans could include raising additional capital through debt or equity issuances, the sale of investments (including publicly-traded subsidiaries controlled by the Company) and/or the sale of other assets. To date, the Company has signed a binding agreement to sell its 50% stake in Altynalmas for proceeds of $300 million. There is no assurance that these initiatives will be successful or sufficient to meet the Company’s liquidity requirements.

Carrying out the development and exploration of the Oyu Tolgoi mine and the various other mineral properties in which Turquoise Hill holds interests depends upon the Company’s ability to obtain financing through capital markets, sales of non-core assets or other means. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Turquoise Hill operates in some regions of the world that are prone to economic and political instability, which may make it more difficult for the Company to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Turquoise Hill to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

SouthGobi expects to have sufficient liquidity and capital resources to meet its ongoing obligations and future contractual commitments for at least twelve months from the end of the December 31, 2012 reporting period. SouthGobi expects its liquidity to remain sufficient based on existing capital resources and income from mining operations. Liquidity beyond the twelve month period is dependent on the success of the recommencement of operations and ongoing demand and prices in the coal market. On March 22, 2013, SouthGobi recommenced mining activities at the Ovoot Tolgoi mine. SouthGobi continues to minimize uncommitted capital expenditures and exploration expenditures in order to preserve its financial resources. At December 31, 2012, SouthGobi had available cash reserves of $34.7 million.

SouthGobi has in place a planning, budgeting and forecasting process to help determine the funds required to support its normal operations on an ongoing basis and its expansionary plans. Factors that could impact SouthGobi’s liquidity are monitored regularly and include but are not limited to Chinese economic growth, market prices of coal, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where SouthGobi operates and exploration and discretionary expenditures. Factors currently creating uncertainty for SouthGobi’s operations include the continued softness of inland China coking coal markets, ongoing regulatory investigations that SouthGobi Sands has been indirectly linked to and the Notice of Investment Dispute filed by SouthGobi on the Government of Mongolia pursuant to the Bilateral Investment Treaty between Singapore and Mongolia.

Subsequent to December 31, 2012, the IAAC informed SouthGobi that orders, placing restrictions on certain of its Mongolian assets, had been imposed in connection with its continuing investigation.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default of SouthGobi’s convertible debenture. This matter remains under review by SouthGobi and its advisers, but to date, it is SouthGobi’s view that this would not result in an event of default as defined under the convertible debenture terms. However, in the event that the orders result in an event of default of SouthGobi’s convertible debenture that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on SouthGobi’s activities.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Historically, Ivanhoe Australia’s principal source of funds has been from equity issues. In 2012, Ivanhoe Australia began generating income from the sale of copper and gold in both concentrate and doré form. Ivanhoe Australia’s working capital requirements are dependent on generating positive cashflows from its Osborne copper-gold operations. These cashflows may vary from expectations due to changes in production, costs and external market factors. Ivanhoe Australia will consider various forms of funding including the sale of project interests, equity issuances and/or debt issuances should operating cashflows be insufficient to meet its liquidity needs. Ivanhoe Australia may also require additional funding to progress its development projects. At December 31, 2012, Ivanhoe Australia had available cash reserves of $47.6 million.

Turquoise Hill owns 50% of Altynalmas, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	December 31, 2012	December 31, 2011

Financial Assets
Cash and cash equivalents	1,162,884	998,054
Short-term investments	15,000	-
Held-for-trading:
Long-term investments	1,455	7,431
Other long-term investments	10,140	92,874
Available-for-sale :
Long-term investments	36,017	68,637
Other long-term investments	260,472	224,451
Cost method:
Long-term investments	16,234	16,234
Loans and receivables:
Accounts receivable	26,460	101,233
Due from related parties	1,672	1,227

Investments subject to significant influence
Long-term investments	13,166	14,975

Financial Liabilities
Accounts payable and accrued liabilities	755,705	653,015
Payable to related parties	185,462	84,953
Amounts due under credit facilities	-	44,884
Interim funding facility and interest payable	1,824,109	405,162
Convertible credit facility debt host contract and interest payable	99,898	99,766

Derivatives
Convertible credit facility embedded derivative liability	8,876	48,388

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

—	Long-term investments - Fair values were determined by reference to published market quotations, which may not be reflective of future values.

—	Other long-term investments - Fair values were determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

—	Convertible credit facility embedded derivative liability – Fair value was determined using a Monte Carlo simulation valuation model.

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Year Ended, December 31,
	2012	2011
Unrealized losses on long-term investments	$(4,515)	$(2,804)
Unrealized gains on other long-term investments	11,463	3,573
Change in fair value of derivative	194,664	(432,536)
Change in fair value of embedded derivatives	39,512	106,489
Write-down of long-term investments	(34,605)	(9,550)

The total other comprehensive income and loss includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Year Ended, December 31,
	2012	2011
Unrealized losses on available-for-sale equity securities	$(14,874)	$(38,826)
Unrealized gains on available-for-sale debt securities	30,309	2,738

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia, China and Australia.

Turquoise Hill is exposed to interest-rate risk with respect to the variable rates of interest incurred on the Rio Tinto interim funding facility and cash and cash equivalents. Interest-rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

6. SHARE CAPITAL

As at March 25, 2013, the Company had a total of:

o	1,005,622,903 common shares outstanding;

o

15,287,752 incentive stock options outstanding, with a weighted average exercise price of C$15.48 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share; and

o	74,247,460 share purchase warrants exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $10.37.

7. OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, which in certain instances requires the approval of Rio Tinto; base and precious metal prices; coal prices and foreign-exchange rates. Volatility in these markets continues to be high.

Financing

The Memorandum of Agreement signed by the Company and Rio Tinto on April 17, 2012 and its amendment signed on May 22, 2012, established Rio Tinto’s support for a series of funding measures expected to cover the projected capital requirements for the Oyu Tolgoi mine for the next several years.

Highlights of the funding measures included the following:

—	Rio Tinto providing an additional bridge-funding facility of up to $1.5 billion that matures on April 23, 2013.

—	Rio Tinto’s support of the $1.8 billion rights offering that was successfully completed in July 2012; and

—

Rio Tinto providing full support for completion of an Oyu Tolgoi project-finance package of $3 to $4 billion. Bids have been received from a number of banks that would allow the Company to achieve its project financing target and discussions are ongoing with the lenders to finalize the terms of those offers. The project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors which includes representatives from the Government of Mongolia.

Commodity prices and 2013 production

Commodity prices are a key driver of Turquoise Hill’s future earnings. Current copper and gold prices are well above historic averages but have experienced ongoing volatility in 2012 as a result of macroeconomic concerns. The London Metals Exchange copper price in 2012 ranged from $3.29 per pound to $3.93 per pound and averaged $3.61 per pound. Copper is currently trading at approximately $3.45 per pound, slightly below the 2012 average, but remains above its marginal cost of production supported by supply constraints.

The subdued price activity in 2012 was also reflective of the fact that the copper market appears to be moving into a slight surplus, as evidenced by growing global stock levels. The slight surplus in the copper market is likely to continue into the next 12 months, with new mine supply volume coming online. Further out, significant supply

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

challenges are expected to return, with the copper industry continuing to face declining grades, stakeholder pressures and production delays.

Although demand was soft in 2012, over the longer term Turquoise Hill believes that the urbanization and industrialization in developing economies, particularly China and India, will continue to provide underlying demand growth for Turquoise Hill’s products.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products; however, Iong-term sales contracts have been signed on a substantial portion of the Oyu Tolgoi mine’s concentrate production.

The year ended December 31, 2012 has been a tumultuous year for SouthGobi with full curtailment of production from the end of June 2012 with the position unchanged at year end, the announcement of a proportional takeover bid by Chalco and subsequent termination of the bid, ongoing investigations by the Mongolian authorities and claims of wrongdoing and involvement in investigations against Mongolian public figures. In addition, there were significant changes at the board and senior management level within the organization.

The curtailment of production necessitated taking actions to suspend uncommitted capital expenditure and reduce spending in other areas in order to preserve SouthGobi’s financial resources while at the same time protecting existing assets. The outlook for 2013 still has a number of uncertainties that need to be overcome, but the position going forward is more positive. The Mongolian coal industry is quite dependent on the Chinese market and this market has been waiting for the conclusion of the Chinese Lunar New Year to get some direction as to what economic changes are likely to occur in China. Generally, most commentators’ view is that the coking coal market is improving with demand in China to increase to levels which will support better market conditions for the producer. The strength of the potential supply response to this demand is likely to cap price increases and lead to less volatility in pricing and market conditions throughout 2013.

In March 2013, SouthGobi recommenced mining activities at the Ovoot Tolgoi mine; however, the production levels will reflect both market conditions and SouthGobi’s capability to produce. Production is forecast to be 3.2 million tonnes in 2013. The capability to begin supplying a washed semi-soft product in the second half of the year is another important step in improving both SouthGobi’s market position and access to end customers. Once toll washing commences, it will enable SouthGobi to develop a predominantly two product strategy of a premium and standard semi-soft coal product from the Ovoot Tolgoi mine. The premium product will be washed and the standard product will be predominantly unwashed product. Although production has recommenced, SouthGobi continues to minimize uncommitted capital expenditures and exploration expenditures in order to preserve the SouthGobi’s financial resources. SouthGobi’s liquidity beyond December 31, 2013 is dependent on the success of the recommencement of operations and ongoing demand and prices in the coal market.

Ivanhoe Australia has identified additional capital and operating cost reductions, and these along with increased production following the ramp-up of production from the Starra mine during the Q2’13 are expected to result in a decrease in operating unit costs. As a producer of copper and gold in concentrate, Ivanhoe Australia’s ability to generate positive operating results depends heavily on the prevailing prices for copper and gold. The concentrate produced contains predominantly copper by value. In 2013, Ivanhoe Australia’s Osborne copper-gold operation expects to mine between 1,400,000 and 1,600,000 tonnes from its Osborne operation’s mines.

Exchange Rates

SouthGobi’s coal sales and Ivanhoe Australia’s concentrate sales generally are settled in U.S. dollars, while a significant portion of their expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on Turquoise Hill’s operating margins, unless such fluctuations are offset by related changes to commodity prices.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Turquoise Hill holds a portion of its cash resources in currencies other than the U.S. dollar. Turquoise Hill expects to incur future expenditures in currencies in addition to the U.S. dollar, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly, given the recent volatility in foreign-exchange rates.

8. OFF-BALANCE-SHEET ARRANGEMENTS

During the year ended December 31, 2012, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

9. CONTRACTUAL OBLIGATIONS

The following table summarizes Turquoise Hill’s contractual obligations as at December 31, 2012:

($000’s of U.S. dollars)

	Payments Due by Period
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Operating leases (1)	$2,704	$843	$-	$-	$3,547
Purchase obligations (1)	288,117	25,414	2,121	2,236	317,888
Debt obligations (2)	1,830,410	-	-	250,000	2,080,410
Other long-term obligations (3)	725	5,976	28,306	589,778	624,785

Total	$2,121,956	$32,233	$30,427	$842,014	$3,026,630

(1)

These amounts mainly represent various long-term contracts that include commitments for future operating payments under contracts for drilling, engineering, equipment purchases, rentals and other arrangements.

(2)

Debt obligations includes the interim funding facility that matures in December 2013, commitment fees on the undrawn bridge funding facility and SouthGobi’s CIC convertible credit facility that matures in 2039.

(3)	Other long-term obligations consist of asset retirement obligations.

10. CHANGES IN ACCOUNTING POLICIES

In May 2011, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the consolidated balance sheet, but whose fair value is required to be disclosed. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012, except for changes as they relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

11. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2012. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates derived therefrom have been identified as being critical:

—	Recoverable amount of property, plant and equipment;

—	Depletion and depreciation of property, plant and equipment;

—	Asset retirement obligations; and

—	Income taxes.

Recoverable amount of property, plant and equipment

Turquoise Hill reviews the recoverable amount of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with value beyond proven and probable reserves. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of Turquoise Hill’s investments in property, plant and equipment.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment comprise one of the largest components of Turquoise Hill’s assets and, as such, the amortization of these assets has a significant effect on Turquoise Hill’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the units-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the units-of-production method or the straight-line method.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment, resulting in a write-down of the assets.

Asset retirement obligations

Turquoise Hill has obligations for site restoration and decommissioning related to its mining properties. Turquoise Hill, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations for mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change – resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

Turquoise Hill recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Because the estimate of obligations is based on future expectations in the determination of closure provisions, management makes a number of assumptions and judgments including estimating the amount of future reclamation costs and their timing, risk-free inflation rates and discount rates. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of Turquoise Hill’s existing assets could differ materially from their estimated undiscounted future value.

Income taxes

Turquoise Hill must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. Turquoise Hill’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to Turquoise Hill’s financial position and results of operations.

Turquoise Hill computes the provision for deferred income taxes under the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. Turquoise Hill records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The determination of the ability of Turquoise Hill to utilize tax loss carry-forwards to offset deferred income taxes payable requires management to exercise judgment and make assumptions about Turquoise Hill’s future performance. Management is required to assess whether Turquoise Hill is more likely than not able to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

12. RECENT ACCOUNTING PRONOUNCEMENTS

There were no recently issued United States accounting pronouncements other than those already adopted in 2012 and disclosed under “Changes in Accounting Policies”.

13. INTERNATIONAL FINANCIAL REPORTING STANDARDS

Turquoise Hill has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Turquoise Hill is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under U.S. Securities and Exchange Commission (SEC) regulations. Turquoise Hill files its financial statements with Canadian and U.S. securities regulators in accordance with U.S. GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards (NI 52-107) which allows Canadian public companies that are also SEC registrants to prepare their financial statements in accordance with U.S. GAAP. Under NI 52-107 there is no requirement to provide a reconciliation of the U.S. GAAP financial statements to IFRS. Consequently, Turquoise Hill was not required to convert to IFRS effective January 1, 2011.

14. RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a description of some of the risks and uncertainties to which Turquoise Hill is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the Section 21 entitled “Forward-Looking Statements and Forward-Looking Information” on page 52 of this MD&A.

The Company may be limited in its ability to enforce the Investment Agreement against Mongolia, a sovereign government

The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of the Oyu Tolgoi Project. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement, there may be limitations on the Company’s ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Investment Agreement, the Company could be deprived of substantial rights and benefits arising from its investment in the Oyu Tolgoi Project with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Such an outcome would have a material adverse impact on the Company and its share price.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The Oyu Tolgoi Project is operated as a corporate/government joint venture and is subject to joint venture risk

Although the Shareholders’ Agreement contemplates that the Company will maintain a controlling interest in the Oyu Tolgoi Project, the Government of Mongolia also holds a significant stake in what is effectively a corporate joint venture involving a government entity. In addition, a portion of the Oyu Tolgoi Project property is held subject to the Entrée Joint Venture. As such, the Oyu Tolgoi Project is, to a certain extent, a joint venture within a joint venture. Therefore, the Company will be subject, on multiple levels, to all of the risks to which participants in mining joint ventures are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters resulting from differing levels of sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term).

The Company’s ability to carry on business in Mongolia is subject to legal and political risk

Although the Company expects that the Investment Agreement will continue to bring significant stability and clarity to the legal, political and operating environment in which the Company will develop and operate the Oyu Tolgoi Project, the Company is still subject to potential legal and political risks in Mongolia.

The Ovoot Tolgoi Mine is not covered by the Investment Agreement. SouthGobi holds its interest in its Mongolian mineral exploration and development projects indirectly through mining licences and exploration licences, and the rights with respect to those activities may be subject to changes in legislation or government regulations or changes in political attitudes within Mongolia. On April 16, 2012, the MRAM announced its intention to suspend certain of SouthGobi’s exploration and mining licences. On September 6, 2012, subsequent to the termination of the Chalco Bid, SouthGobi received official notification from MRAM confirming that as of September 4, 2012 all exploration and mining licences held by it were in good standing.

There can be no absolute assurance that the Company’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport and sell its product and access construction labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Company’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement may take considerable time to enforce, this risk applies to the Oyu Tolgoi Project despite the provisions of the Investment Agreement respecting nationalization and expropriation. Similarly, other projects in Mongolia in which the Company holds a direct or indirect interest that are not covered by the Investment Agreement, such as the Ovoot Tolgoi Mine, may be affected in varying degrees by, among other things, government regulations with respect to restrictions on production, price controls, export controls, income and other taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of the Oyu Tolgoi Project are expected to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which the Company holds its interests in other mineral resource properties in Mongolia, or

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Company’s rights and obligations. Mongolian institutions and bureaucracies responsible for administrating laws may lack the experience necessary to apply such laws in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

Recent and future amendments to Mongolian laws could adversely affect the Company’s mining rights in the Oyu Tolgoi Project or its other projects, or make it more difficult or expensive to develop such projects and carry out mining

The Government of Mongolia has, in the past, expressed its desire to foster, and has to date protected the development of, an enabling environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to Mongolia’s minerals laws in 2006 and the enactment of a windfall profits tax that same year (that has since been repealed) as well as by the recent passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining. There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement (which was threatened in both 2011 and 2012) that are adverse to the Company’s interests or that impair the Company’s ability to develop and operate the Oyu Tolgoi Project or other projects on the basis presently contemplated, which may have a material adverse impact on the Company and its share price.

The Investment Agreement includes a number of future covenants that may be outside of the control of the Company to complete

The Investment Agreement commits the Company to perform many obligations in respect of the development and operation of the Oyu Tolgoi Project. While performance of many of these obligations is within the effective control of the Company, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require cooperation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Company. For example:

—

Mongolian nationals must represent at least 90% of the Oyu Tolgoi Project work force once commercial production is attained and 50% of the Oyu Tolgoi Project’s engineers must be Mongolian nationals within five years, increasing to 70% after ten years. While the Company has a plan for achieving these targets, success in doing so is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Company’s control.

—

Oyu Tolgoi is obligated to utilize only Mongolian power sources within four years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers.

—

Oyu Tolgoi is obligated to commence commercial production by March 2017. There is a risk that unanticipated construction delays or other unforeseen development problems may cause delays in commencement of commercial production or that unforeseen mining or processing difficulties are encountered that prevent Oyu Tolgoi from attaining the required commercial production levels.

—

Oyu Tolgoi is obligated to use Mongolian services, transportation and freight facilities on a priority basis to the extent such services and materials are available on a competitive time, cost, quantity and quality

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

basis. Such services and facilities may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

—

Oyu Tolgoi has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi to meet its commitments under the Investment Agreement.

—

The extension of the term of the Investment Agreement from 30 years to 50 years and then to 70 years is subject to a number of conditions, including the Company having demonstrated that the Oyu Tolgoi Project has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Company and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Company’s best efforts, such provisions are not necessarily within its control and non-fulfilment may result in a default under the Investment Agreement. Such a default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Company and its share price. The Investment Agreement contains certain cure periods and force majeure clauses which may mitigate potential breaches by the Company in limited circumstances.

Rio Tinto, as the holder of a majority of the Common Shares and manager of the Oyu Tolgoi Project, controls the business and affairs of the Company and has the ability to exert a significant degree of control over Oyu Tolgoi

Rio Tinto owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to the agreed limitations in the Heads of Agreement (as amended by the Memorandum of Agreement). Rio Tinto can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Company’s shareholders, except for resolutions in respect of which Rio Tinto is an interested party and for which disinterested shareholder approval is required. In addition, under the Heads of Agreement, Rio Tinto was appointed the manager of the Oyu Tolgoi Project which provides Rio Tinto with responsibility for the management of the Oyu Tolgoi Project. Pursuant to the terms of the Heads of Agreement, a majority of the Board of Directors must be independent directors at least until the earlier of January 18, 2014 or the date on which the Company ceases to be a reporting issuer under Canadian securities laws.

Rio Tinto is also able to exert a significant degree of control over the management, development and operation of the Oyu Tolgoi Project through a series of governance mechanisms established under the Private Placement Agreement and the Heads of Agreement. These include the Technical Committee established under the Private Placement Agreement and the Operating Committee established under the Heads of Agreement, through which Rio Tinto is able to control decisions respecting the business of Oyu Tolgoi subject to a Turquoise Hill veto in respect of certain special matters. The Heads of Agreement also entitles Rio Tinto to manage the Oyu Tolgoi Project.

The interests of Rio Tinto and the interests of the Company’s other shareholders are not necessarily aligned in all respects and there can be no assurance that Rio Tinto will exercise its rights as the Company’s majority shareholder and its other contractual rights under the Private Placement Agreement, the Heads of Agreement and the Memorandum of Agreement in a manner that is consistent with the best interests of the Company’s other shareholders.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

There can be no assurance that the Company will be capable of raising the additional funding that it needs to complete the development of the Oyu Tolgoi Project

Timely development of the Oyu Tolgoi Project depends upon Turquoise Hill’s ability to maintain an adequate and reliable source of funding. Under the Memorandum of Agreement, Turquoise Hill and Rio Tinto agreed to a comprehensive financing plan for the completion and start-up of the Oyu Tolgoi Project; however, volatility in capital markets and other factors may adversely affect Turquoise Hill’s ability to acquire the remaining project finance component of the comprehensive financing plan. Turquoise Hill operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders. Failure to obtain sufficient additional financing would likely have a materially adverse impact on Turquoise Hill’s ability to maintain the current development schedule for the Oyu Tolgoi Project and could jeopardize Turquoise Hill’s ability to meet its contractual commitments to third parties in respect of the Oyu Tolgoi Project, including those in respect of the Investment Agreement and the Shareholders’ Agreement. Turquoise Hill may be able to partially mitigate the risk of failing to obtain additional financing by selling some or all of its non-core assets but there is no assurance that the proceeds of any such sale would be sufficient to meet all Oyu Tolgoi Project expenditure requirements.

The actual cost of developing the Oyu Tolgoi Project may differ materially from the Company’s estimates and involve unexpected problems or delays

The estimates contained herein regarding the development and operation of the Oyu Tolgoi Project are estimates only and are based on many assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete phase two of the Oyu Tolgoi Project may increase, which may have a material adverse impact on the Company and its share price.

There are also a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi Project. These uncertainties include:

—	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

—

the availability and cost of skilled labour, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi Project, which requires routing approaches which have not been fully tested;

—	the annual usage costs to the local province for sand, aggregate and water;

—	the availability and cost of appropriate smelting and refining arrangements;

—	the need to obtain necessary environmental and other government permits, and the timing of those permits;

—	the availability of funds to finance construction and development activities; and

—	delays in any of the steps required to achieve commercial production, and the costs which would result from delays.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

commencement of mineral production often occur. Accordingly, there is no assurance that future development activities will result in profitable mining operations.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact the Company’s business

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Company’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, which may have a material adverse impact on the Company and its share price.

The Company is exposed to risks of changing political stability and government regulation in the countries in which it operates

The Company holds mineral interests in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company’s operations may also be affected to varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where the Company is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of certain of the countries in which the Company operates also have the potential to be applied in an inconsistent manner due to the substantial administrative discretion granted to the responsible government official. As such, even the Company’s best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on the Company and its share price.

The resource and reserve estimates for the Company’s projects disclosed in this MD&A are estimates only and are subject to change based on a variety of factors, some of which are beyond the Company’s control. The Company’s actual production, revenues and capital expenditures may differ materially from these estimates.

The disclosed estimates of reserves and resources in this MD&A, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomical and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially the Company’s reserves and resources. Should such reductions occur, material write downs of the Company’s investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in Proven mineral reserves and Probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The financial modelling for the Oyu Tolgoi Project is based on projected future metal prices. The prices used reflected organizational consensus pricing views and opinions and were subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in this MD&A are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Company and its share price.

A number of the uncertainties relate to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Project, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry specific and also regional and global economic factors (including, among others, those which effect commodity prices). Many of these factors are beyond the Company’s control.

Mining projects are sensitive to the volatility of metal prices

The long-term viability of the Oyu Tolgoi Project depends in large part on the world market prices of copper and gold. The market prices for these metals are volatile and are affected by numerous factors beyond the Company’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The aggregate effect of these factors on metals prices is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Company’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Company’s mining, development and exploration activities. The Company would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Company’s reserves and resources. These factors could have an adverse impact on the Company’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Company and its share price.

The following table sets forth for the periods indicated: (1) the London Metals Exchange’s high, low and average settlement prices for copper in United States dollars per pound; and (2) the high, low and average London afternoon fixing prices for gold in United States dollars per ounce.

Year	Copper			Gold
	High	Low	Average	High	Low	Average
2008	$4.08	$1.26	$3.15	$1,011	$713	$872
2009	$3.33	$1.38	$2.34	$1,213	$810	$972
2010	$4.42	$2.76	$3.42	$1,421	$1,058	$1,225
2011	$4.62	$3.05	$4.00	$1,895	$1,319	$1,572
2012	$3.93	$3.29	$3.61	$1,792	$1,540	$1,669

Under Mongolia’s Resolution 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi for compensation it provides to third parties adversely affected by the Resolution

In June 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain defined land areas for “special needs” in proximity to the Oyu Tolgoi Project. These special needs areas are to be used for infrastructure facilities for the development of the Oyu Tolgoi Project, if required. Most of the land areas designated for special needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences. It is not entirely clear at this time what areas of land covered by Resolution No.175 may be required for the purposes of infrastructure for the Oyu Tolgoi Project and, if required, what level of impact that may have, if any, on third parties holding mineral exploration and mining licences over such areas. Oyu Tolgoi has entered into certain consensual arrangements with some of the affected third parties and is seeking to complete consensual arrangements with all affected third parties. If Oyu Tolgoi cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are ultimately adversely affected by the application of Resolution 175, compensation to such third parties will be payable under Mongolian legislation as indicated by Resolution No.175.

It has not been formally confirmed by the Government of Mongolia that any consensual arrangements Oyu Tolgoi enters into with affected third parties will make the application of Resolution 175 to those affected third parties unnecessary or of no adverse effect. It is not clear at this time whether the Government of Mongolia will alone assume the obligation to pay such compensation to third parties, or whether it will require Oyu Tolgoi to pay all or a portion of such compensation.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The Company is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect the Company

All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, the Oyu Tolgoi Project is subject to a requirement to meet environmental protection obligations. The Company must complete an Environmental Protection Plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties in which the Company holds interests which are presently unknown to the Company and which have been caused by previous or existing third party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Company’s operations. To the extent such approvals are required and not obtained, the Company may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material adverse impact on the Company and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Company and its share price.

Previous mining operations may have caused environmental damage at current and former Turquoise Hill mining projects, and if the Company cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective

The Company has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at current and former mining projects, including at the Kyzyl Gold Project in Kazakhstan and the Cloncurry Tenements in Australia. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Company’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Company and its share price.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The Company’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements

The Company conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The subsidiaries’ abilities to pay dividends or make other distributions to the Company is also subject to their having sufficient funds to do so. The Company notes that its consolidated cash and cash equivalents at December 31, 2012, included SouthGobi’s balance of $19.7 million and Ivanhoe Australia’s balance of $47.6 million, which amounts are not available for the Company’s use. If the subsidiaries are unable to pay dividends or make other distributions, the Company’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Company may lose all or a portion of its investment in that subsidiary. The Company expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Company and its share price.

The Government of Mongolia T-Bill may remain illiquid beyond the stated maturity date

On October 20, 2009, as an adjunct to the Investment Agreement, Oyu Tolgoi purchased a T-bill from the Government of Mongolia, with a face-value of $115.0 million, for $100.0 million. The T-Bill was assigned to the Company by Oyu Tolgoi in November 2012. The T-Bill will mature on October 20, 2014. Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies. There is no assurance that the Company will be able to readily convert the T-Bill into cash upon the stated maturity date, and the inability to do so could have a material adverse impact on the Company’s cash position, which may have a material adverse impact on the Company and its share price.

The Company is subject to Anti-Corruption Legislation

The Company is subject to the U.S. Foreign Corrupt Practices Act and other similar acts, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act and the United Kingdom’s Bribery Act (collectively, the “Anti-Corruption Legislation”), which prohibits the Company or any officer, director, employee or agent of the Company or any stockholder of the Company acting on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Company’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. The Company strictly prohibits these practices by its employees and agents. However, the Company’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which we might be held responsible. Any failure by the Company to adopt appropriate compliance procedures and ensure that its employees and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Company and its share price.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SouthGobi is subject to continuing governmental, regulatory and internal investigations, the outcome of which is unclear at this time but could have a material adverse effect on the Company

SouthGobi is subject to continuing investigations by the Mongolian Independent Authority Against Corruption (the IAAC) and other governmental and regulatory authorities in the Republic of Mongolia regarding allegations against SouthGobi and some of its employees involving possible breaches of Mongolian laws, including anti-corruption and taxation laws. See page 13 of this MD&A – “Governmental, Regulatory and Internal Investigations”.

Neither SouthGobi nor any of its employees have been charged in connection with the IAAC’s investigation, but certain current and former employees of SouthGobi have been advised that they are suspects. The IAAC has imposed orders placing a travel ban on those employees, and administrative restrictions on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of those allegations.

Through SouthGobi’s Audit Committee (comprised solely of independent directors), SouthGobi is conducting an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations that have been raised.

The Chair of the SouthGobi Audit Committee is also participating in a self-created tripartite committee, comprised of the Chair of the SouthGobi Audit Committee, a representative of Rio Tinto and the Chair of the Company’s Audit Committee, which is focused on the investigation of those allegations, including possible violations of anti-corruption laws. All of these investigations are ongoing but are not yet complete. Information that has been provided to the IAAC by SouthGobi has also been provided by the tripartite committee to Canadian and United States regulatory authorities that are monitoring the Mongolian investigations. SouthGobi continues to cooperate with all relevant regulatory agencies in respect of the ongoing investigations.

The investigations referred to above could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi, or any of its affiliates, including the Company, or any of the current or former employees of the foregoing. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on the Company.

There can be no assurance that the interests held by the Company in its exploration, development and mining properties is free from defects or that material contractual arrangements between the Company and entities owned or controlled by foreign governments will not be unilaterally altered or revoked

The Company has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Company. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. The Company has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Company or at all, which may have a material adverse impact on the Company and its share price.

The Company does not expect to pay dividends for the foreseeable future

The Company has not paid any dividends on its Common Shares to date and it does not intend to declare dividends for the foreseeable future, as it anticipates that it will reinvest future earnings, if any, in the development and growth of the Oyu Tolgoi Project and its business generally. Therefore, investors will not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

terms or at all. The Company cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase Common Shares.

There is no assurance that the Company will be capable of consistently producing positive cash flows

The Company has not, to date, produced positive cash flows from operations, and there can be no assurance of its ability to operate its projects profitably. While the Company may in the future generate working capital through the operation, development, sale of its properties, there is no assurance that the Company will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs, which may have a material adverse impact on the Company and its share price.

There is no guarantee that any exploration or development activity will result in commercial production of mineral deposits

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Company’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Company.

The Company cannot insure against all of the risks associated with mining

Exploration, development and production operations on mineral properties involve numerous risks and hazards, including:

—	rock bursts, slides, fires, earthquakes or other adverse environmental occurrences;

—	industrial accidents;

—	labour disputes;

—	political and social instability;

—	technical difficulties due to unusual or unexpected geological formations;

—	failures of pit walls, shafts, head frames, underground workings; and

—	flooding and periodic interruptions due to inclement or hazardous weather condition.

These risks can result in, among other things:

—	damage to, and destruction of, mineral properties or production facilities;

—	personal injury (and even loss of life);

—	environmental damage;

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

—	delays in mining;

—	monetary losses; and

—	legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Company’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Company. The Company does not maintain insurance against political or environmental risks, which may have a material adverse impact on the Company and its share price.

The Company’s prospects depend on its ability to attract and retain key personnel

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Company believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, as the Company’s business activity grows, it will require additional key financial, administrative, mining and public relations personnel as well as additional staff on the operations side. Although the Company believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success. Pursuant to the terms of the Investment Agreement, the Company is also obligated to hire a specific number of Mongolian nationals as the Oyu Tolgoi Project moves past commercial production. Among other obligations, the Company must use its best endeavours to ensure that within five years of the Oyu Tolgoi Project attaining commercial production, at least 50%, and within ten years of the Oyu Tolgoi Project attaining commercial production, at least 70% of the engineers employed at the Oyu Tolgoi Project are Mongolian nationals (and failure to meet these levels will result in financial penalties).

Certain directors of the Company are directors or officers of, or have shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with the Company

Certain of the directors of the Company are directors or officers of, or have shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in another resource company, such directors and officers may have conflicts of interest, such as where such other companies may also compete with the Company for the acquisition of mineral property rights.

In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the Company and will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the Yukon Business Corporation Act, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Capital markets are volatile

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Company and its share price.

If the Company is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Company’s access to, and cost of, capital. If these credit markets were significantly disrupted, as they were in 2007 and 2008, such disruptions could make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Company or at all, which may have a material adverse impact on the Company and its share price.

The Company may become a passive foreign investment company (PFIC), which could have adverse U.S. federal income tax consequences to United States Holders of Common Shares

Based on the value of its assets and the scope of its current and projected operations, the Company believes that it is not a PFIC for U.S. federal income tax purposes, and does not expect to become a PFIC in the future. However, the determination of the Company’s PFIC status for any year is very fact-specific, and is dependent on continued active operations either by SouthGobi or through other projects, the value of the Company’s resources and reserves, legal and political risks, and other factors beyond the Company’s control. Accordingly, there can be no assurance in this regard, and it is possible that the Company may become a PFIC in the current taxable year or in future years. If the Company is classified as a PFIC, United States Holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on the Company and its share price.

The Company holds substantial funds in cash and cash equivalents and there is a risk that financial market turmoil or other extraordinary events could prevent the Company from obtaining timely access to such funds or result in the loss of such funds

The Company currently holds substantial investments in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy with respect to such funds, as the Company may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Company from accessing its cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

15. RELATED-PARTY TRANSACTIONS

Related party transactions with Rio Tinto plc

On January 24, 2012, Rio Tinto announced that it had increased its stake in the Company to 51.0% from 49.0%. As at December 31, 2012, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2011: 48.9%).

The following table presents the consolidated balance sheet line items which include deposits with Rio Tinto, amounts due from Rio Tinto and amounts payable to Rio Tinto:

	December 31,
	2012	2011

Cash and cash equivalents (i)	$970,591	$-
Due from related parties	496	-
Payable to related parties:
Management services payment (ii)	(91,175)	(56,783)
Cost recoveries (iii)	(94,226)	(26,026)
Interest payable on long-term debt	(25,105)	(4,507)
Interim funding facility	(1,799,004)	(400,655)

	$(1,038,423)	$(487,971)

The following table summarizes transactions with Rio Tinto by their nature:

	Year Ended December 31,
	2012	2011

Interest income on demand deposits (i)	$385	$-
Costs recoveries – Turquoise Hill	2,654	-

Financing costs:
Series D Warrants	(164,384)	-
Standby commitment fee	(72,764)	-
Front end fees	(15,000)	(18,000)
Commitment fees	(17,681)	(7,705)
Interest expense	(101,109)	(881)
Management services payment (ii)	(34,392)	(42,770)
Costs recoveries - Rio Tinto (iii)	(113,326)	(40,808)

	$(515,617)	$(110,164)

(i)

Cash and cash equivalents at December 31, 2012 included two deposits with Rio Tinto totalling $970.6 million (December 31, 2011 - $nil) that earn interest at LIBOR plus 3.25% and are required to be repaid, in whole or in part, to the Company on demand.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The first deposit of $696.4 million terminates on the earliest of the first drawdown under the Oyu Tolgoi project-finance package, the full repayment of all amounts due under the interim funding and December 31, 2013.

The second deposit of $274.2 million was terminated by Rio Tinto on March 1, 2013 in accordance with the terms of the deposit arrangement.

In the event Rio Tinto fails to repay any amount payable to the Company under the deposit arrangement, the Company may elect to apply such amount to any amount outstanding under the interim funding facility.

During 2012, interest income of $0.4 million (2011 - $nil) was earned on the two amounts deposited with Rio Tinto.

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to 1.5% of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 until the Oyu Tolgoi mine achieves certain production milestones. Thereafter, the 1.5% factor increases to 3.0%.

The payment of the accrued management services payment has been deferred until the Oyu Tolgoi mine reaches certain production milestones, which are expected to be achieved in the first half of 2013. Thereafter, the management services payment will be payable quarterly.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other related party transactions

The following table summarizes transactions with related parties which were primarily incurred on a cost-recovery basis with a company affiliated with Turquoise Hill or companies related by way of directors or shareholders in common. The table summarizes related party transactions by related party:

	Year Ended December 31,
	2012	2011

Global Mining Management Corporation (i)	$24,019	$14,815
Robert Friedland related entities (ii)	21,224	8,299

	$45,243	$23,114

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due from related parties and amounts payable to related parties at December 31, 2012, included $1.2 million and $0.1 million, respectively (December 31, 2011 - $1.2 million and $2.1 million, respectively), which were due from/to a company affiliated with Turquoise Hill or companies related by way of directors or shareholders in common.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

(i)

Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is the Company. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(ii)

Robert Friedland beneficially owns more than 10% of the Company and was the Company’s CEO up until April 17, 2012. Turquoise Hill had various service arrangements with certain private companies 100%-owned by Mr. Friedland. These arrangements were on a cost-recovery basis and included aircraft rental and administration and other office services out of London, England and Singapore. The cost-sharing arrangements with these entities were terminated in April 2012, and a payment of $19.4 million was made to settle all obligations.

Turquoise Hill has a 50% interest in Altynalmas. During 2012, the Company recognized $4.6 million (2011 – $3.6 million) in interest income on its shareholder loan balance with Altynalmas.

16. DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the Company’s fiscal year ended December 31, 2012, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act) and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109)) was carried out by the Company’s management with the participation of the CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

17. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109). Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles and the requirements of applicable U.S. and Canadian securities legislation. The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2012 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting are effective as of December 31, 2012 and have certified the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. PricewaterhouseCoopers LLP, independent registered chartered accountants, has been engaged to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. PricewaterhouseCoopers LLP has provided such opinions.

Changes in internal controls over financial reporting

During the year ended December 31, 2012 there were no changes in the Company’s business activities that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

18. OVERSIGHT ROLE OF THE AUDIT COMMITTEE

The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

19. QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Kendall Cole-Rae, B.Sc (Geology), an employee of Rio Tinto, registered member of the Society for Mining, Metallurgy and Exploration (SME #4138633) and a “qualified person” as that term is defined in NI 43-101.

20. CAUTIONARY STATEMENTS

LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2012, and other continuous

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

disclosure documents filed by the Company since January 1, 2013, under Turquoise Hill’s profile on SEDAR, at www.sedar.com.

NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

21. FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; statements regarding the Company’s outlook for 2013; planned expenditures and projections regarding the Company’s ability to meet its obligations; anticipated financing arrangements; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi mine; the statement that the memorandum of agreement is expected to cover the project capital requirements for the Oyu Tolgoi mine for the next several years; the statement that the commercial production is expected by the end of Q2’13 subject to the resolution of the issues being discussed with the Government of Mongolia; the statement that the Company

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

anticipates the closing of final binding documentation and project financing funding to occur in the first half of 2013; the statement that Shaft #5 pre-sinking is expected to commence in April 2013; statements regarding the final depth of Shaft #5; the statement that road work being suspended for the winter should not impact the transporting of concentrate to the border; the statements concerning the expected timing of initial production from the Hugo North block-cave mine; statements concerning the expected markets and contracts for concentrate produced at the Oyu Tolgoi mine; statements concerning the underground feasibility study expected release date in the first half of 2014; statements related to the expected final phase-one capital costs of the Oyu Tolgoi mine; initial production estimates; the Oyu Tolgoi mine’s anticipated production of copper and gold; statements regarding the aim of raising $3 billion to $4 billion in project financing and the anticipation that the funding will occur in first half of 2013; the statement that ongoing work being undertaken on the feasibility study may result in opportunities to improve the economics through cost reductions and optimizations of the mine plan; the statement that Oyu Tolgoi plans to complete a focused and structured review of the study work to support future capital approvals; the statement that actual operating data for the Oyu Tolgoi mine is expected to be incorporated into the feasibility study; the statement regarding the infill drilling program at Hugo North Lift 1; statements regarding the strategy of the Oyu Tolgoi exploration program; statements regarding drilling at Heruga North; statements that drilling expenditure at Oyu Tolgoi will be significantly reduced compared to recent years; the statement that the DCHF is anticipated to reduce screening costs and improve yield recoveries; the statement that the Ovoot Tolgoi 2013 mine plan considers only limited utilization of the DCHF at the latter end of 2013 due to higher quality coals being mined that likely will not require processing through the DCHF and can be sold raw or processed directly through the wet washing facility; mining plans and production forecasts for the coal mine at Ovoot Tolgoi, including the statement concerning the expectation that wash coal generally will meet semi-soft coking coal specifications; the statement that the expanded border crossing is expected to increase capacity to approximately 20 million tonnes or more of coal per year; the statements concerning the impact of SouthGobi’s restrictions on the use of in-country funds in Mongolia; the statement that while the IAAC orders restrict the use of SouthGobi’s in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create operational difficulties for SouthGobi in the medium to long term; the statement that SouthGobi intends to take all necessary steps to protect its ability to continue to conduct its business activities in the ordinary course; the statements that the investigations could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi or any of its affiliates, including the Company, or any of the current or former employees of the foregoing and the statement that the likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on the Company; the statements concerning the possibility of the acceleration of ICSID arbitration proceedings; the statements concerning the cost savings expected as a result of Ivanhoe Australia’s strategic review; the statements concerning Ivanhoe Australia’s cash flows and need for additional funds to develop its projects; statements concerning expected 2013 mine production from the Osborne operation’s mines; the statement that the sale of the Company’s interest in Altynalmas is expected to close in Q2’13; statements concerning the objective of upgrading the resources on the Kyzyl Gold Project exploration licence to a mining licence; the statement that the preparation of a feasibility study using alternate processing technologies in Kazakhstan is expected to be completed in 2013; statements regarding SouthGobi’s future liquidity; the impact of amendments to the laws of Mongolia and other countries in which Turquoise Hill carries on business, particularly with respect to taxation; statements concerning foreign-exchange rate volatility; statements concerning global economic expectations and future demand for commodities; statements concerning costs of remediation of the Company’s existing assets; statements regarding the Company’s anticipated production level and production milestones; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements and forward-looking information after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

22. MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The Consolidated Financial Statements and the management’s discussion and analysis of financial condition and results of operations (MD&A) are the responsibility of the management of Turquoise Hill Resources Ltd. These financial statements and the MD&A have been prepared by management in accordance with accounting principles generally accepted in the United States and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 25, 2013.

The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the Consolidated Financial Statements.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

/s/ Kay Priestly	/s/ Chris Bateman

Kay Priestly	Chris Bateman
Chief Executive Officer	Chief Financial Officer

March 25, 2013
Vancouver, BC, Canada